CONFORMED COPY


          ________________________________________________


                 JOINT VENTURE FORMATION AGREEMENT

                           by and between

                     BELL ATLANTIC CORPORATION

                              and

                        NYNEX CORPORATION



                 Dated as of June 29, 1994

       ________________________________________________

                          TABLE OF CONTENTS


                                 ARTICLE I
                            CERTAIN DEFINITIONS. . . . . . . . . . . . .  1
 1.1   Definitions . . . . . . . . . . . . . . . . . . . . . . . . . . .  1

                                ARTICLE II
                             THE TRANSACTIONS. . . . . . . . . . . . . .  6
 2.1   Formation of the Partnerships . . . . . . . . . . . . . . . . . .  6
 2.2   Liabilities Assumed by Cellco . . . . . . . . . . . . . . . . . .  8
 2.3   NYNEX Buy-up Option . . . . . . . . . . . . . . . . . . . . . . .  8
 2.4   The Closings. . . . . . . . . . . . . . . . . . . . . . . . . . .  8
 2.5   Reasonable Efforts to Proceed Promptly. . . . . . . . . . . . . .  9
 2.6   Effect of Closing . . . . . . . . . . . . . . . . . . . . . . . .  9
 2.7   Instruments of Transfer, Etc. . . . . . . . . . . . . . . . . . .  9
 2.8   After-Acquired Entities . . . . . . . . . . . . . . . . . . . . .  9
 2.9   Capital Expenditures. . . . . . . . . . . . . . . . . . . . . . . 10
 2.10  Systems Licensed in the Same Markets. . . . . . . . . . . . . . . 10
 2.11  Failure to Contribute Systems . . . . . . . . . . . . . . . . . . 11
 2.12  True-Up.. . . . . . . . . . . . . . . . . . . . . . . . . . . . . 12
 2.13  Balance Sheet Adjustment and Accounts Receivable
         Guarantee . . . . . . . . . . . . . . . . . . . . . . . . . . . 13
 2.14  Interim Management. . . . . . . . . . . . . . . . . . . . . . . . 13
 2.15  Restructuring . . . . . . . . . . . . . . . . . . . . . . . . . . 13
 2.16  The Corporate General Partner.. . . . . . . . . . . . . . . . . . 14

                                ARTICLE III
         REPRESENTATIONS AND WARRANTIES OF NYNEX AND BELL ATLANTIC . . . 14
 3.1   Organization. . . . . . . . . . . . . . . . . . . . . . . . . . . 14
 3.2   Interests in Systems. . . . . . . . . . . . . . . . . . . . . . . 14
 3.3   Authority . . . . . . . . . . . . . . . . . . . . . . . . . . . . 15
 3.4   Consents. . . . . . . . . . . . . . . . . . . . . . . . . . . . . 15
 3.5   Financial Information . . . . . . . . . . . . . . . . . . . . . . 15
 3.6   Compliance with Laws. . . . . . . . . . . . . . . . . . . . . . . 16
 3.7   Licenses. . . . . . . . . . . . . . . . . . . . . . . . . . . . . 16
 3.8   Assets.   . . . . . . . . . . . . . . . . . . . . . . . . . . . . 17

                                ARTICLE IV
                   ADDITIONAL INDEMNITY REPRESENTATIONS. . . . . . . . . 17
 4.1   Organization. . . . . . . . . . . . . . . . . . . . . . . . . . . 17
 4.2   Ownership . . . . . . . . . . . . . . . . . . . . . . . . . . . . 18
 4.3   Consents; No Violation. . . . . . . . . . . . . . . . . . . . . . 20
 4.4   Financial Information; Undisclosed Liabilities. . . . . . . . . . 21
 4.5   Authority . . . . . . . . . . . . . . . . . . . . . . . . . . . . 21
 4.6   Absence of Certain Changes. . . . . . . . . . . . . . . . . . . . 21
 4.7   Compliance with Laws. . . . . . . . . . . . . . . . . . . . . . . 21
 4.8   Legal Proceedings . . . . . . . . . . . . . . . . . . . . . . . . 22
 4.9   Licenses. . . . . . . . . . . . . . . . . . . . . . . . . . . . . 22
 4.10  Finders; Investment Bankers . . . . . . . . . . . . . . . . . . . 22
 4.11  INTENTIONALLY OMITTED.. . . . . . . . . . . . . . . . . . . . . . 23
 4.12  Material Contracts. . . . . . . . . . . . . . . . . . . . . . . . 23
 4.13  Employee Benefit Plans. . . . . . . . . . . . . . . . . . . . . . 23
 4.14  Taxes . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 26
 4.15  MFJ Activities. . . . . . . . . . . . . . . . . . . . . . . . . . 27

 4.16  Environmental Matters . . . . . . . . . . . . . . . . . . . . . . 27
 4.17  Employees . . . . . . . . . . . . . . . . . . . . . . . . . . . . 27
 4.18  Insurance . . . . . . . . . . . . . . . . . . . . . . . . . . . . 28
 4.19  Acquired Entities . . . . . . . . . . . . . . . . . . . . . . . . 28
 4.20  INTENTIONALLY OMITTED . . . . . . . . . . . . . . . . . . . . . . 28
 4.21  Assets. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 28
 4.22  Restrictions. . . . . . . . . . . . . . . . . . . . . . . . . . . 29

                                 ARTICLE V
                      PRE-CELLULAR CLOSING COVENANTS . . . . . . . . . . 29
 5.1   Interim Operations. . . . . . . . . . . . . . . . . . . . . . . . 29
 5.2   MFJ Activities. . . . . . . . . . . . . . . . . . . . . . . . . . 32
 5.3   Expenses. . . . . . . . . . . . . . . . . . . . . . . . . . . . . 33
 5.4   Business Relationships with Affiliates. . . . . . . . . . . . . . 33
 5.5   Creation of Employee Body and Benefits Plans. . . . . . . . . . . 34
 5.6   NYSMSA. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 34
 5.7   Non-Managed Systems . . . . . . . . . . . . . . . . . . . . . . . 35

                                ARTICLE VI
                           ADDITIONAL COVENANTS. . . . . . . . . . . . . 35
 6.1   Further Assurances; Cooperation . . . . . . . . . . . . . . . . . 35
 6.2   Access to Properties and Records. . . . . . . . . . . . . . . . . 36

                                ARTICLE VII
                                CONDITIONS . . . . . . . . . . . . . . . 37
 7.1   Conditions to the Obligations of NYNEX and Bell
         Atlantic. . . . . . . . . . . . . . . . . . . . . . . . . . . . 37
 7.2   Conditions to the Obligations of NYNEX. . . . . . . . . . . . . . 37
 7.3   Conditions to the Obligations of Bell Atlantic. . . . . . . . . . 38

                               ARTICLE VIII
                              INDEMNIFICATION. . . . . . . . . . . . . . 38
 8.1   Indemnification by Bell Atlantic. . . . . . . . . . . . . . . . . 38
 8.2   Indemnification by NYNEX. . . . . . . . . . . . . . . . . . . . . 39
 8.3   Notice and Defense of Third Party Claims. . . . . . . . . . . . . 40
 8.4   Tax Indemnification . . . . . . . . . . . . . . . . . . . . . . . 41

                                ARTICLE IX
                                TERMINATION. . . . . . . . . . . . . . . 42
 9.1   Termination . . . . . . . . . . . . . . . . . . . . . . . . . . . 42
 9.2   Effect of Termination . . . . . . . . . . . . . . . . . . . . . . 43

                                 ARTICLE X
                               MISCELLANEOUS . . . . . . . . . . . . . . 43
 10.1  Survival of Representations, Warranties and Agreements. . . . . . 43
 10.2  Waiver and Amendment. . . . . . . . . . . . . . . . . . . . . . . 43
 10.3  APPLICABLE LAW. . . . . . . . . . . . . . . . . . . . . . . . . . 43
 10.4  Interpretation. . . . . . . . . . . . . . . . . . . . . . . . . . 43
 10.5  Notices . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 44
 10.6  Counterparts. . . . . . . . . . . . . . . . . . . . . . . . . . . 45
 10.7  Severability. . . . . . . . . . . . . . . . . . . . . . . . . . . 45
 10.8  Parties in Interest; Assignment . . . . . . . . . . . . . . . . . 45
 10.9  Publicity . . . . . . . . . . . . . . . . . . . . . . . . . . . . 45
 10.10 No Third Party Beneficiaries. . . . . . . . . . . . . . . . . . . 45
 10.11 Confidentiality . . . . . . . . . . . . . . . . . . . . . . . . . 46

EXHIBITS

Exhibit A  -  Form of Partnership Agreement

                     JOINT VENTURE FORMATION AGREEMENT


          This Joint Venture Formation Agreement ("Agreement") is dated as of June 29, 1994 by and between BELL ATLANTIC CORPORATION, a Delaware corporation, on behalf of itself and its Affiliates (as defined herein) which, from time to time, from the date of this Agreement to the Cellular Closing Date (as hereinafter defined) hold interests, directly or indirectly, in Contributions (as defined herein) ("Bell Atlantic"), and NYNEX CORPORATION, a Delaware corporation, on behalf of itself and its Affiliates (as defined herein) which, from time to time, from the date of this Agreement to the Cellular Closing Date hold interests, directly or indirectly, in Contributions ("NYNEX"). NYNEX and Bell Atlantic are sometimes herein collectively referred to as the "Parties" and individually as a "Party."


                           W I T N E S S E T H:


          WHEREAS, Bell Atlantic and NYNEX are the direct and/or indirect owners of interests in certain wireless telecommunications systems in the United States set forth on
Schedule 3.2 to this Agreement (the "Systems"); and

          WHEREAS, the Parties have concluded that it will be in their best interests, and the best interests of the public, to enter into a general partnership ("Cellco") for the purposes set forth in the form of partnership agreement attached hereto as Exhibit A; and

          WHEREAS, the Parties have concluded that it will be in their best interests, and the best interests of the public, to enter into a general partnership ("PCSCO") for the purposes set forth in the form of partnership agreement attached hereto as Exhibit A.

          NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, the sufficiency of which is hereby acknowledged, each of the parties hereby agrees as follows:

                         ARTICLE I
                   CERTAIN DEFINITIONS


             1.1 Definitions. As used in this Agreement, the following terms shall have the respective meanings set forth below:

          (a) "Acquired Entity" shall have the meaning set forth in Section 2.8 hereof.

          (b) "Adverse Proceedings" shall have the meaning set forth in Section 6.1(b) hereof.

          (c) "Affiliate" of a person shall mean any person directly or indirectly controlling, controlled by, or under common control with, such other person; "person" shall mean an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity or organization, including a government or political subdivision or an agency or instrumentality thereof; and "control" shall mean
(i) the ownership of more than 50% of the voting securities or other voting interests of another person, or (ii) the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such person, whether through the ownership of voting shares, by contract or otherwise; provided, however, that neither of the Partnerships are affiliates of NYNEX.

          (d)  "BOC" shall have the meaning set forth in Section
5.2(b) hereof.

          (e) "Business Condition" shall have the meaning set forth in Section 4.6 hereof.

          (f) "Cellco" shall have the meaning set forth in the second recital clause hereof.

          (g)  "Cellco Assumed Liabilities" shall mean Permitted
Liabilities which relate to Cellular Assets.

          (h) "Cellco Partnership Agreement" shall mean a partnership agreement substantially in the form of Exhibit A hereto utilizing the variations indicated therein for Cellco.

          (i) "Cellco Partner Subsidiary" shall have the meaning set forth in Section 2.1(b) hereof.

          (j) "Cellular Assets" shall have the meaning set forth in Section 2.1(d) hereof.

          (k) "Cellular Business" shall mean the business of acquiring, developing, owning and operating businesses engaged in the provision of public cellular radio telecommunications service pursuant to a license or licenses issued under Subparts G and K of Part 22 of the FCC's rules.

          (l) "Cellular Closing" and "Cellular Closing Date" shall have the respective meanings set forth in Section 2.4(b) hereof.

          (m) "Cellular Transactions" shall mean the formation of Cellco and the contributions to Cellco by NYNEX and its

Affiliates, on the one hand, and by Bell Atlantic and its Affiliates on the other hand, of the Contributed Partnerships, Contributed Subsidiaries and Cellular Assets described in Section
2.1(d).

          (n)  "Code" shall mean the Internal Revenue Code of
1986, as amended from time to time (or any corresponding provisions of succeeding law).

          (o) "Contributed Partnerships" shall mean those partnerships, or partnership interests in partnerships, which hold interests in Systems listed on Schedule 3.2 hereto which are actually included in the Cellular Contributions.

          (p) "Contributed Subsidiaries" shall mean those corporations holding interests in Systems or Cellular Assets listed on Schedule 3.2 hereto, the capital stock of which is actually included in the Cellular Contributions.

          (q) "Contributions" shall mean, collectively, the Cellular Contributions and the PCS Contributions of a Party; "Cellular Contributions" shall have the meaning set forth in
Section 2.1(d) hereof and "PCS Contributions" shall have the meaning set forth in Section 2.1(a) hereof.

          (r) "Corporate General Partner" shall mean a corporation organized jointly by the Parties to hold a general partnership interest in Cellco.

          (s)  "Employees" shall have the meaning set forth in
Section 4.17 hereof.

          (t)  "ERISA" shall mean the Employee Retirement Income
Security Act of 1974, as amended, and "Plans", "Employment
Agreements", "ERISA Plans", and "Controlled Group" shall have the respective meanings set forth in Section 4.13 hereof.

          (u)  "FCC" shall mean the United States Federal
Communications Commission.

          (v) "Financial Statements" shall have the meaning set forth in Section 3.5(a) hereof.

          (w) "Governmental Approvals" shall have the meaning set forth in Section 7.1(b) hereof.

          (x) "Governmental Entity" shall have the meaning set forth in Section 3.4 hereof.

          (y)  "HSR Act" shall mean the Hart-Scott-Rodino
Antitrust Improvements Act of 1976, as amended.

          (z) "Intangible Property" shall have the meaning set forth in Section 4.2(d) hereof.

          (aa) "Interest Rate" shall mean that rate of interest described under the caption "Interest Rate" on Schedule 1(av).

          (ab) "Letter Agreement" means the letter of the Parties of even date herewith referring to this Agreement.

          (ac) "Licenses" shall mean permits, licenses, waivers and authorizations (including, without limitation, licenses from the FCC and licenses, authorizations and certificates of public convenience and necessity from the state regulatory commissions listed on Schedule 3.4 hereto).

          (ad) "Lien" shall mean, with respect to any asset, any mortgage, lien, pledge, charge, security interest, claim, equity, encumbrance, exception, restriction, reservation, condition, limitation or interest of any kind, or any similar right of any third party in respect of such asset. For purposes of this Agreement, an asset shall also be deemed to be subject to a Lien if such asset is subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other like title retention agreement relating to such asset.

          (ae) "Managed Cellular Business" shall mean that portion of a Party's Cellular Contributions as to which the Party has management authority for the conduct of its business operations.

          (af) "Managed System" shall mean any System for which a Party has management authority over the conduct of its business operations either as a result of a management agreement or similar provisions, or because of its position as a controlling shareholder or general partner when the System has no general management arrangements with a third party.

          (ag) "Me Too Waiver" shall have the meaning set forth in Section 5.2(b) hereof.

          (ah) "MFJ" shall have the meaning ascribed thereto in the Partnership Agreements; "Decree Court" shall mean the court having original jurisdiction over the MFJ; and "MFJ Approvals" and "MFJ Transactions" shall have the meanings set forth in Sections 3.4 and 5.2(a) hereof, respectively.

          (ai) "MSA" shall mean Metropolitan Statistical Area, "NECMA" shall mean New England County Metropolitan Statistical Area "RSA" shall mean Rural Service Area, "BTA" shall mean Basic Trading Area and "MTA" shall mean Major Trading Area, in each case as such term is defined and modified by the FCC for licensing purposes.

          (aj) "MOC" shall have the meaning set forth in Section
2.14 hereof.

          (ak) "NYSMSA" shall mean New York SMSA Limited
Partnership.

          (al) "Owned POPs" with respect to a System shall mean
POPs multiplied by the percentage interest held, directly or indirectly, by a Party as specified on Schedule 3.2.

          (am) "Partner" shall mean individually any partner in either of the Partnerships and collectively all of such Partners.

          (an) "Partnership Agreements" shall mean the Cellco
Partnership Agreement and the PCSCO Partnership Agreement.

          (ao) "Partnerships" shall mean Cellco and PCSCO.

          (ap) "Partner Subsidiary" shall mean any direct or indirect wholly owned subsidiary or partnership of a Party which directly holds a partnership interest in a Partnership.

          (aq) "Party" and "Parties" shall have the meaning set forth in the Preamble to the Agreement.

          (ar) "PCS Closing" and "PCS Closing Date" shall have the respective meanings set forth in Section 2.4 hereof.

          (as) "PCS Partner Subsidiary" shall have the meaning set forth in Section 2.1(a) hereof.

          (at) "PCS Transactions" shall mean the formation of PCSCO and the contributions to PCSCO by NYNEX and its Affiliates on the one hand, and by Bell Atlantic and its Affiliates, on the other hand, as described in Section 2.1(a).

          (au) "PCSCO Partnership Agreement" shall mean a partnership agreement substantially in the form of Exhibit A hereto utilizing the variations indicated therein for PCSCO.

          (av) "Permitted Liabilities" shall mean (i) accounts payable by a Party's Cellular Business invoiced within 30 days prior to the Cellular Closing Date, (ii) liabilities under contracts of the Cellular Business incurred in the ordinary course of business which either arise on or after the Cellular Closing Date or are contemplated to be transferred to Cellco pursuant to Section 2.13, (iii) $87,000,000 of debt used to refinance debt originally incurred in connection with the acquisition of a portion of Bell Atlantic's Cellular Business, which shall be on terms described in Schedule 1(av) (iv) debt, which shall be on the terms described in Schedule 1(av), incurred or assumed by Cellco pursuant to paragraph 2(e) of the Letter

Agreement or Section 2.12 hereof and (v) liabilities assumed by Cellco pursuant to Section 2.8 hereof.

          (aw) "POPs" with respect to a System shall mean the population of the service area as set forth on Schedule 3.2.

          (ax) "Regulatory Approvals" shall have the meaning set forth in Section 3.4 hereof.

          (ay) "Saleable Systems" shall have the meaning set forth in Section 2.10.

          (az) "System Assets" shall have the meaning set forth in Section 2.1(d) hereof.

          (ba) "Systems" shall have the meaning set forth in the first recital hereof and each of the Systems is specifically named on Schedule 3.2 hereto.

          (bb) "Tax Returns" shall have the meaning set forth in
Section 4.14 hereof.

          (bc) "Taxes" shall have the meaning set forth in
Section 4.14 hereof.

          (bd) "Transactions" shall mean the Cellular
Transactions and the PCS Transactions, collectively.

In addition to the defined terms set forth above in this
Article I, certain other capitalized terms used herein are defined in the Exhibit and Schedules attached hereto and such definitions are incorporated herein by reference to the extent not inconsistent with the definitions included herein. All accounting terms not otherwise defined herein shall have the meanings assigned under generally accepted accounting principles from time to time in effect.


                           ARTICLE II
                        THE TRANSACTIONS


       2.1 Formation of the Partnerships. (a) At the PCS Closing (as hereinafter defined), each of the Parties shall cause one or more of its direct or indirect wholly owned subsidiaries or partnerships (collectively, its "PCS Partner Subsidiary") to execute and deliver the PCSCO Partnership Agreement and shall contribute or cause to be contributed to PCSCO nominal amounts of cash in proportion to their respective Percentage Interests in PCSCO (collectively, the "PCS Contributions").

         (b) At the Cellular Closing (as hereinafter defined), each of the Parties shall cause one or more of its direct or indirect wholly owned subsidiaries or partnerships (collectively, its "Cellco Partner Subsidiary") and the Corporate General Partner to execute and deliver the Cellco Partnership Agreement and shall contribute or cause to be contributed to Cellco such Party's Cellular Contribution (as described in Section 2.1(d)) and shall cause the Corporate General Partner to contribute to Cellco $10,000,000 and its note for the balance of the amount necessary to cause its contributions to the capital of Cellco to equal 1% of the aggregate contributions of all Partners to the capital of Cellco.

          (c) It is the agreement and intention of the Parties that, subject to adjustment pursuant to the provisions of this Agreement, the initial Percentage Interests and the initial ratio of the Specified Account Values of Bell Atlantic and NYNEX, held through their respective PCS Partner Subsidiary, Cellco Partner Subsidiary or indirectly through the Corporate General Partner, in each of PCSCO on the PCS Closing Date and Cellco on the Cellular Closing Date shall be in the ratio of 62.35:37.65.

          (d)  With respect to each Party, "Cellular
Contributions" shall consist of all of such Party's right, title and interest in (A) the Systems listed under such Party's name on
Schedule 3.2 and the FCC Licenses with respect thereto, whether held directly ("System Assets") or indirectly through such Party's Contributed Subsidiaries and Contributed Partnerships, and (B) all other assets, rights, properties and business of such Party or its Affiliates constituting part of, or used primarily in connection with, such Party's Cellular Business and any and all claims which such Party or its Affiliates may have against any person, firm, corporation or other entity arising out of the conduct of the Cellular Business, all of the foregoing assets described in this clause (B), together with the System Assets, collectively the "Cellular Assets."

          Anything herein to the contrary notwithstanding, the following assets of the Parties shall not be included in the
Contributions: (i) the stock of, or partnership interest in, the PCS Partner Subsidiary and the Cellco Partner Subsidiary of each of the Parties and such Party's ownership interest in the Corporate General Partner and the corporate seals, minute books, charter documents, corporate stock record books, and such other books and records as pertain to the organization, existence or share capitalization of each of the aforementioned corporations or partnerships, (ii) any cash accounts which would otherwise be included in the Cellular Assets, (iii) interests in Saleable Systems (iv) the Springwich Interests (as defined in Section 2.10 hereof) or (v) any FCC paging licenses held by Bell Atlantic or any of its Affiliates.

          (e) The transfer by a Party of interests in the Systems listed on Schedule 3.2 pursuant to this Agreement is conditioned upon the inapplicability of such rights of first refusal as may exist with respect to such Systems. In the event that, absent this condition, this Agreement would constitute or be held or deemed to constitute a sale, offer, transfer, or expression of intent triggering such rights of first refusal, the Parties agree that the interests in the Systems that would be the subject of such rights of first refusal shall not be transferred or affected in any way by this Agreement and the provisions of Sections 2.11 and 9.1(c) shall be applicable.

          (f) Except in the case of rights of first refusal governed by Section 2.1(e), to the extent that the rights of a Party or its Affiliates under any agreement, contract, commitment, lease, authorization or other Cellular Asset to be assigned to Cellco hereunder may not be assigned without the consent of another person which has not been obtained, this Agreement shall not constitute an agreement to assign the same if an attempted assignment would constitute a breach thereof or be unlawful. If any such required consent shall not be obtained or if any attempted assignment would be ineffective or would impair such Party's, its Affiliates' or Cellco's rights under the Cellular Asset in question so that Cellco would not in effect acquire the benefit of all such rights, Cellco, to the maximum extent permitted by law and the terms of the Cellular Asset, shall act after the Cellular Closing as the agent of such Party or its Affiliate in order to obtain for Cellco the benefits thereunder and such Party or its Affiliate, at its expense, shall cooperate with Cellco, to the maximum extent permitted by law and the terms of the Cellular Asset, in any other reasonable arrangement designed to provide such benefits to Cellco.

          2.2  Liabilities Assumed by Cellco.   At the Cellular
Closing, Cellco shall assume, by execution and delivery of appropriate instruments of assumption, the Cellco Assumed
Liabilities.

          2.3 NYNEX Buy-up Option. NYNEX shall have the right to increase its Percentage Interest in both Cellco and PCSCO to up to 40.00% (taking into account the Percentage Interest held indirectly by NYNEX through the Corporate General Partner) in accordance with the procedures set forth in the Letter Agreement.

          2.4 The Closings. (a) The closing of the PCS Transactions (the "PCS Closing") shall take place at a time and place to be agreed upon by the Parties on the later of the date the PCSCO business plan is agreed to as contemplated by Section 2.14(b) hereof, or the fifth business day prior to the first date on which persons intending to bid in an FCC auction for a Designated MTA/BTA (as defined in the Partnership Agreement) must file and qualify under rules promulgated by the FCC from time to time, or on such other date as NYNEX and Bell Atlantic shall agree upon in writing (the actual date of the PCS Closing being herein referred to as the "PCS Closing Date").

          (b) The closing of the Cellular Transactions (the "Cellular Closing") shall take place at 10:00 A.M., local time, at a time and place to be agreed upon by the Parties on the fifth business day after all of the conditions set forth in Article VII hereof have been fulfilled or waived or on such other date as NYNEX and Bell Atlantic shall agree upon in writing (the actual date of the Cellular Closing being herein referred to as the "Cellular Closing Date").

          2.5  Reasonable Efforts to Proceed Promptly.  Each of
NYNEX and Bell Atlantic agree to use their respective reasonable efforts to take all such action as may be necessary or appropriate in order to effectuate the Transactions as promptly as possible.

          2.6 Effect of Closing. All transactions entered into on the PCS Closing Date and the Cellular Closing Date, respectively, pursuant hereto, and all documents delivered at each of such respective Closings, shall be deemed to have occurred and to have been delivered simultaneously as of the close of business on such applicable Closing Date.

          2.7  Instruments of Transfer, Etc.   At or prior to the
Cellular Closing, the Parties shall deliver, or cause to be delivered, to Cellco, all such general warranty deeds, bills of sale, assignments and other instruments of transfer and conveyance as shall be necessary or appropriate to transfer to and vest in Cellco all of such transferor's right, title and interest in and to the assets transferred at such Closing. At or promptly after such Closing, each Party shall put Cellco in possession of all contracts, commitments, books, records, files and other data to be transferred to Cellco hereunder at such Closing and shall take such steps as may be necessary to put Cellco in actual possession and operating control of the respective Cellular Contributions.

          2.8 After-Acquired Entities. In the event that either Party or any of its Affiliates acquires an interest in a Cellular Business after the date of this Agreement (other than the interests of the Party or its Affiliates listed on Schedule 3.2) which acquisition is either (i) listed on Schedule 2.8 or (ii) is approved by the other Party in writing prior to the Cellular Closing, provided in each case that such acquisition is consummated substantially in accordance with such Schedule or approval (an "Acquired Entity"), such Acquired Entity shall be contributed to Cellco as part of the acquiring Party's Cellular Contribution and Cellco shall assume all liabilities of the Party and its Affiliates with respect to such Acquired Entity

(including without limitation all liabilities related to, and are a part of, the purchase price for such entity). The Party contributing an Acquired Entity shall also assign to Cellco all rights of indemnification under the acquisition agreement relating to such Acquired Entity. For each Party, the aggregate amount of cash and the fair value of any other property (excluding obligations assumed by Cellco) paid or delivered by such Party or its Affiliates in respect of the purchase price of Acquired Entities and out-of-pocket expenses directly related to such acquisitions shall be called its "Section 2.8 Amount."

          2.9 Capital Expenditures. During the period from the date hereof until the Cellular Closing either Party or any of its Affiliates may make capital expenditures in respect of the Systems or Acquired Entities being contributed to Cellco by such Party to the extent such capital expenditures are included in the Contributions and (i) are included in the amounts set forth on
Schedule 2.9, (ii) are approved by the other Party or (iii) amount to less than $2,000,000 in any one instance or $10,000,000 in the case of NYNEX, and $15,000,000 in the case of Bell Atlantic in the aggregate. For each Party, the aggregate net book value as of the Cellular Closing Date of all capital assets included in the Cellular Contribution of such Party and its Affiliates which represent capital expenditures permitted by this
Section 2.9 shall be called its "Section 2.9 Amount."

          2.10  Systems Licensed in the Same Markets.
Immediately after the execution of this Agreement, the MOC (as hereinafter defined) will determine which of the Systems listed in Schedule 2.10 will be disposed of in order to comply with FCC rules ("Saleable Systems"). In addition, the Parties agree that NYNEX will dispose of its direct and indirect interests in Springwich Cellular Limited Partnership (the "Springwich Interests") prior to the Cellular Closing Date. The Parties will use their reasonable efforts to cause such Saleable Systems and the Springwich Interests to be marketed as a single transaction or in such other manner as the Parties determine will be in the best interests of Cellco and will be most tax-efficient. With respect to each of the Saleable Systems, the Party which is the current licensee of such Saleable System (i) shall, in conjunction with the other Party, take all reasonable and necessary steps to conclude a binding agreement to sell such Saleable System as promptly as practicable at a reasonable price,
(ii) shall file the necessary applications for all Governmental Approvals required to consummate such sale, and (iii) shall prosecute those applications diligently and in good faith. Closing on the sale of each of the Saleable Systems shall take place no later than the Cellular Closing Date. Upon consummation of the sale of each Saleable System, the selling Party shall determine in good faith the Net Proceeds from such sale. The "Net Proceeds" means the sale price, less the directly related out-of-pocket expenses of selling the Saleable System, less any federal, state or local income taxes that the selling Party (or any of its Affiliates) would be required to pay as a result of such sale if it were subject to an effective tax rate of 40%.
For each Party, the aggregate Net Proceeds from all sales of Saleable Systems by such Party and its Affiliates shall be called its "Section 2.10 Amount." The amount to be contributed by NYNEX pursuant to paragraph 1 of the Letter Agreement shall be included in NYNEX's Section 2.10 Amount. In the event the Parties determine that an exchange of a Saleable System is in their mutual best interest, the Parties will negotiate the terms of the exchange and the treatment of the property received in such exchange with a view to preserving the intended after tax economics that apply in respect of Saleable Systems.

          2.11 Failure to Contribute Systems. To the extent that either or both of the Parties is unable to contribute any of its interests in Systems listed on Schedule 3.2 (or, in the case of interests in Systems that are so listed on Schedule 3.2 as under contract but not owned, substantially equivalent POPs) on or before the Cellular Closing Date due to regulatory or contractual prohibitions or failure to consummate the acquisition of such interests (a "Shortfall Party"), the Shortfall Party shall determine the amount of cash equal to the number of its Owned POPs in the Systems it is unable to contribute times the POP Value set forth on Schedule 2.11 opposite the name of such Shortfall Party (a "Failed Contribution Amount"). The Shortfall party at its option shall then either (x) treat the Failed Contribution Amount as part of its Section 2.11 Amount (as defined below) or (y) suffer a reduction in its Percentage Interest and Specified Account Value in Cellco to reflect its failure to contribute such POPs (and suffer a corresponding reduction in its Percentage Interest and Specified Account Value in PCSCO effected through a distribution of cash by PCSCO to the PCSCO Partner Subsidiary of the Shortfall Party). If the Shortfall Party elects to suffer a reduction, its Percentage Interest and the ratio of its Cellco Partner Subsidiary's Specified Account Value to the Specified Account Value of all of the Cellco Partners shall be reduced to an amount equal to (A) the total of such Party's Owned POPs as set forth on Schedule 3.2 (whether or not such Owned POPs are included in the Cellular Contributions) times the "Other POP Value" set forth for such Party on Schedule 2.11 or, as to such Party's Owned POPs in NYSMSA, the NYSMSA POP Value set forth on Schedule 2.11 less its Failed Contribution Amount over (B) the total of (i) all Parties' Owned POPs as set forth on Schedule 3.2 (whether or not such Owned POPs are included in the Cellular Contributions) times the "Other POP Value" set forth for each Party on Schedule 2.11 or, as to such Party's Owned POPs in NYSMSA, the NYSMSA POP Value set forth on Schedule 2.11 less (ii) the Failed Contribution Amounts of all Partners not included in any Partner's Section 2.11 Amount. This Section 2.11 shall not apply in the case of any failure to contribute interests in one or more of the Saleable

Systems or the Springwich Interests and shall be inoperative in the event that either Party exercises any right to terminate pursuant to Section 9.1 hereof. To the extent that any of the Systems in which NYNEX's interest is indicated on Schedule 3.2 as held or to be held at the Cellular Closing Date through Upstate Cellular Network, a general partnership in which NYNEX is a 50% partner, is included in such Party's Cellular Contributions but is not the subject of an affiliation agreement meeting all of the Affiliation Standards listed on Schedule 2.14 hereto, such Party shall be deemed to be a Shortfall Party having an additional Failed Contribution Amount with respect to such interest, provided that (i) the Failed Contribution Amount with respect to such interest shall be calculated by multiplying the number of Owned POPs in such System by the percentage discount applicable to such System calculated pursuant to Schedule 2.14, and (ii) the aggregate of all such discounts with respect to any System shall be limited to 30%. For each Party, the aggregate Failed Contribution Amounts of such Party or its Affiliates shall be called its "Section 2.11 Amount."

          2.12 True-Up. Immediately prior to the Cellular Closing, the Parties shall determine their respective Section
2.12 Amounts. The Section 2.12 Amount for each Party shall be the sum of its Section 2.8 Amounts and Section 2.9 Amounts less the sum of its Section 2.10 Amounts and Section 2.11 Amounts.
If either of the Section 2.12 Amount is positive, the Party whose percentage of the total positive Section 2.12 Amount is less than its Percentage Interest in Cellco shall cause its Cellco Partner Subsidiary to make a contribution, in the form of a note in an amount which will eliminate (i) the negative Section 2.12 Amount of such Party, if any, and (ii) the percentage shortfall of such Party with respect to the total positive Section 2.12 Amounts.
If both Section 2.12 Amounts are negative, the Party whose percentage of the aggregate negative Section 2.12 Amount is greater than its Percentage Interest in Cellco shall cause its Cellco Partner Subsidiary to contribute to Cellco, in the form of a note, the amount necessary to eliminate such percentage excess.

          In lieu of the Partner Subsidiary of any Party being required to contribute a note pursuant to this Section 2.12, the other Party may, in its sole discretion, cause its Partner Subsidiary to transfer additional liabilities to Cellco that relate to its Cellular Contributions such that the ratio of each Partner Subsidiary's Specified Account Value to the Specified Account Values of all of the Cellco Partners shall equal their respective Percentage Interests.

          Any note issued pursuant to this Section 2.12 shall bear interest at the Interest Rate and be on such other terms and conditions as the Parties shall agree.

          2.13 Balance Sheet Adjustment and Accounts Receivable Guarantee. (a) Prior to the Cellular Closing, the Parties will adjust the balance sheets of the Cellular Business of NYNEX and its Affiliates and the Cellular Business of Bell Atlantic and its Affiliates in accordance with the accounting principles, practices and methods set forth on Schedule 2.13 hereto.

          (b) Within 200 days following the Cellular Closing Date, Cellco shall advise each Party in writing of the collection experience of accounts receivable included as part of such Party's Cellular Contributions and of the extent to which such accounts receivable that remained uncollected as of the 180th day after the Cellular Closing Date exceeded, or were exceeded by, the sum of (i) reserves for uncollectible accounts receivable and
(ii) reserves for fraud, in each case included on the books of such Party's Cellular Contributions on the Cellular Closing Date, as adjusted pursuant to Section 2.13(a). Within ten days following receipt of such notice, (x) to the extent that a Party's uncollected accounts receivable exceeded such reserves, such Party shall pay to Cellco the amount of such excess and (y) to the extent that the aforementioned reserves exceeded such uncollected accounts receivable, the amount of any excess reserves shall be returned in cash to such Party.

          2.14 Interim Management. (a) The Parties hereby constitute and appoint a Management Organization Committee (the
"MOC") which shall have the responsibilities and membership set forth on Schedule 2.14 hereto.

          (b) The Parties agree that they shall cooperate in the preparation of initial business plans and budgets for PCSCO and Cellco and to use their reasonable efforts to cause such business plans and budgets to be submitted to the MOC by August 1, 1994 in the case of the PCSCO business plan and budget and by September 1, 1994, in the case of the Cellco business plan and budget.

          (c) The terms of any affiliation agreement to be entered into by Cellco or PCSCO and any System or Acquired Entity shall be substantially in accordance with the provisions of
Schedule 2.14 or as otherwise determined by the MOC.

          (d) For the period from the date hereof until the Cellular Closing, any expenses which are both (i) incurred by the Parties in connection with the formation of Cellco and (ii) specifically approved by the MOC, shall be borne ratably by the Parties in accordance with their Percentage Interests in Cellco on the Cellular Closing Date.

          2.15 Restructuring. Prior to the Cellular Closing, each of the Parties shall use their reasonable efforts to effect a restructuring to make available to Cellco its Cellular Contributions in the form of direct ownership of assets or partnership interests rather than shares of capital stock of corporations.

          2.16 The Corporate General Partner. (a) It is the intention of the Parties that they will own interests in Cellco and PCSCO through direct or indirect wholly-owned subsidiary entities or, in the case of Cellco, as above and indirectly through the Corporate General Partner, a corporation to be incorporated in Delaware, the outstanding common equity of which will be held by all of the Partners.

          (b) The Corporate General Partner will hold 1% of the equity interests in Cellco. The equity interests of the Corporate General Partner will initially be held by the Parties in the same proportion as their initial Percentage Interests set forth in Section 2.1(c), as such initial Percentage Interests may be adjusted as a result of the NYNEX Election (as defined in the Letter Agreement). The Corporate General Partner will have an initial capitalization of $10 million, which amount will be paid by the Parties ratably in accordance with their respective percentage equity interests in the Corporate General Partner.

          (c) The management and corporate governance principles and procedures for the Corporate General Partner shall be substantially identical to those applicable to PCSCO, as set forth in Section 5.1 of the PCSCO Partnership Agreement, and the provisions of such Section 5.1 shall be set forth, as nearly as practicable under applicable laws, in the Certificate of Incorporation and By-Laws of the Corporate General Partner and in an agreement among shareholders.


                                ARTICLE III
         REPRESENTATIONS AND WARRANTIES OF NYNEX AND BELL ATLANTIC


          Bell Atlantic represents and warrants to NYNEX, and NYNEX represents and warrants to Bell Atlantic, that with respect to itself, the following statements are true and correct as of the date hereof and will be true and correct as of the date of the Cellular Closing as if made on and as of such date.

          3.1 Organization. Such Party is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation, and has the requisite corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted.

          3.2 Interests in Systems. Schedule 3.2 accurately sets forth for each System in which such Party or its Affiliates have an interest (i) the name of the market, (ii) the name of the entity holding the FCC License covering the provision of cellular service in such market, (iii) the number of POPs in such market,
(iv) the direct or indirect percentage interest of the Party or its Affiliates in the entity holding such FCC License, indicating which interests are not currently owned but are subject to a binding agreement giving the Party or its Affiliates the right to acquire such interest, and (v) the Owned POPs in such market.

          3.3 Authority. Such Party has the requisite power and authority to execute and deliver this Agreement and to consummate the Transactions, and such execution, delivery and consummation have been duly authorized by all necessary corporate action.
This Agreement has been duly executed and delivered by such Party and constitutes the valid and binding obligation thereof, enforceable against such Party in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, reorganization, insolvency and similar federal and state laws generally affecting the rights and remedies of creditors and general principles of equity, whether considered in a proceeding at law or in equity.

          3.4 Consents. Neither the execution and delivery of this Agreement by such Party nor the consummation of the Transactions will require any consent, approval, or authorization of, waiver by, notification to, or filing with, any court, governmental agency or regulatory or administrative authority (each, a "Governmental Entity") on the part of such Party or any of its Affiliates (including, without limitation, any of its Contributed Subsidiaries, or any of its Contributed Partnerships) other than (i) the filing of certificates and other documents with respect to the Transactions in accordance with the partnership laws of the states in which the such Contributed Partnerships are organized; (ii) approvals required by the FCC and the state regulatory commissions listed on Schedule 3.4 hereto necessary to effectuate the Transactions (the foregoing being hereinafter referred to as the "Regulatory Approvals");
(iii) approvals required by the Decree Court with respect to the MFJ necessary to effectuate the Transactions (the foregoing being hereinafter referred to as the "MFJ Approvals"); and (iv) filings with respect to the Transactions under the HSR Act.

          3.5 Financial Information. (a) Such Party has delivered to the other Party complete and correct copies of the following financial statements of such Party's Cellular Business:
(x) unaudited balance sheets as of December 31, 1992 and 1993 and related statements of income and cash flows for each of the fiscal years then ended, (y) interim statements of income and cash flows for the three month periods ended March 31, 1993 and 1994 and the interim balance sheets as of such dates. The year-end and interim financial statements being delivered by NYNEX and Bell Atlantic are collectively referred to herein as the "Financial Statements".

          (b) All of such Party's Financial Statements are in accordance with the books and records of such Party's Cellular Business, present fairly the financial position, results of operations and cash flows of such Party's Cellular Business as of the dates and for the periods indicated, subject in the case of the Financial Statements at and for the periods ended March 31, 1993 and 1994, to normal year-end adjustments. The Financial Statements of such Party have been prepared in conformity with generally accepted accounting principles applied on a consistent basis throughout the periods specified, except for the lack of explanatory footnote disclosures required by generally accepted accounting principles. Such Party and its Cellular Business have in place a system of financial controls designed and adequate for the purpose of giving substantial protection against fraud, misstatement of financial position or results of operations or loss of cash or assets.

          3.6 Compliance with Laws. Neither such Party nor any of its Affiliates is in violation of any decree, order, judgment, statute, rule or regulation so as to materially adversely affect, individually or in the aggregate, the Business Condition (as defined in Section 4.6 below) of such Party's Cellular Business, or the ability of such Party to consummate the Transactions or the ability to conduct its Cellular Business as it is currently being conducted.

          3.7 Licenses. Except as set forth on Schedule 3.7, such Party's Cellular Business has Licenses which are necessary for it to conduct its respective wireless operations in the manner in which they are presently being conducted, other than any Licenses, the failure of which to hold would not, singly or in the aggregate, have an adverse effect on the Business Condition of such Party's Cellular Business. Except as set forth on Schedule 3.7, all of the FCC and state Licenses held by such Party's Cellular Business are valid and in full force and effect. Except as set forth on Schedule 3.7, no event has occurred with respect to the Licenses which is likely to result in, or after notice or lapse of time or both would be likely to result in, revocation, termination or non-renewal thereof or would result in any other material impairment of the rights of the holder of any of the Licenses, which would result in a material adverse effect on the Business Condition of such Party's Cellular Business. Except as set forth on Schedule 3.7, there are no facts which would prevent the Licenses from being renewed in accordance with FCC rules and regulations or constructed and put into commercial service within the applicable time period. As used in this
Section 3.7, the term Licenses does not include waivers of the MFJ. Following the Cellular Closing, Cellco will have the right and ability to conduct the business of such Party's Cellular Business in the same manner in all material respects in which it is operated prior to the Cellular Closing. The provisions of this Section are qualified in their entirety by the understanding of the Parties that the Saleable Systems and the Springwich Interests will not be included in the Cellular Contributions of the Parties and that the Licenses in respect thereof would not be assignable to Cellco because of the overlaps that exist between the Saleable Systems and the Springwich Interests, on the one hand, and other properties of the Partners to be included in the Cellular Contributions on the other.

          3.8 Assets. Other than Saleable Systems and the Springwich Interests and assets whose non-contribution is addressed pursuant to Section 2.11 hereof, such Party's Contributions include all rights and property necessary to the conduct of such Party's Cellular Business by Cellco in the manner in which it is presently conducted by such Party and no property excluded from such Party's Contribution under the last paragraph of Section 2.1(d) hereof constitutes property or rights material to such Party's Cellular Business.


                                ARTICLE IV
                   ADDITIONAL INDEMNITY REPRESENTATIONS

          If the Cellular Closing is consummated, Bell Atlantic agrees to indemnify NYNEX and Cellco, and NYNEX agrees to indemnify Bell Atlantic and Cellco, pursuant to Article VIII hereof to the extent that the following statements are not true and correct as of the Cellular Closing Date with respect to itself and its Cellular Contributions as if made on and as of the Cellular Closing Date.

          4.1 Organization. (a) Each of such Party, its Partner Subsidiary (if a corporation) and its Contributed Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation, and has the requisite corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted. Each of such Party, its Partner Subsidiary (if a corporation) and its Contributed Subsidiaries is duly qualified or licensed to do business and is in good standing as a foreign corporation in the jurisdictions in which such corporations own or lease any real property or conduct any business, so as to require such qualification or licensing. Each of such Party's Partner Subsidiary and Contributed Subsidiaries is a wholly-owned, direct or indirect subsidiary of such Party. All of the issued shares of capital stock of each of such Party's Contributed Subsidiaries are outstanding and are validly issued, fully paid, nonassessable and free of pre-emptive rights.

          (b) Each of such Party's Cellco Partner Subsidiary (if a partnership) and Contributed Partnerships is duly organized, validly existing and in good standing under the jurisdiction of its organization, and has the requisite power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted. The partnership agreements and each of the other agreements among the partners in such Cellco Partner Subsidiary (if a partnership) and Contributed Partnership (including but not limited to loan agreements, pledge agreements, management agreements and reseller agreements, as amended to date), are in full force and effect.

          (c) The minute books of each of such Party's Cellco Partner Subsidiary, Contributed Subsidiaries and Contributed Partnerships contain accurate records of all meetings and consents in lieu of meetings of the Board of Directors or similar body and any committee of the Board of Directors or similar body purporting to take formal corporate or partnership action in lieu of action by the Board of Directors, and of the stockholders or partners thereof, through the Cellular Closing Date and accurately reflect all transactions and other matters which are required to be passed upon by the Board of Directors or similar body, any committees thereof or the stockholders or partners thereof.

          (d) There are no outstanding options, warrants, rights, calls, subscriptions, commitments or agreements of any character whatsoever relating to, or calling for the issuance, transfer, sale or other disposition of, or the repurchase or other acquisition of, any shares, issued or unissued, of capital stock or other voting interests of any of such Party's Cellco Partner Subsidiary or Contributed Subsidiaries or of such Party's direct or indirect interest in any of the Contributed Partnerships or any securities convertible or exchangeable into or for any of the foregoing, to which such Party or any Affiliate thereof or any of the Contributed Partnerships is a party or by which any of them is bound.

          (e) None of such Party's Cellco Partner Subsidiary or any of its Contributed Subsidiaries or Contributed Partnerships has any subsidiaries or owns any interests in any other person except as expressly set forth in this Agreement and the Schedules hereto and none of such entities engages in any business other than the ownership of interests in, and the operation of, the Systems listed under the name of such Party on Schedule 3.2 hereto.

          4.2 Ownership. (a) Such Party directly or indirectly owns all of the interests in Systems listed under its name on
Schedule 3.2 hereto, subject to the provisions of Section 2.11.

          (b) Each piece of real property (i) owned by each of the Contributed Subsidiaries and each of the Contributed
Partnerships of such Party, or by such Party or an Affiliate in the case of real property which is a Cellular Asset or

(ii) occupied by or leased to any of such Contributed Subsidiaries or Contributed Partnerships or to such Party or an Affiliate in the case of leased real property which is a Cellular Asset under any lease, sublease or other arrangement, and all buildings and other structures located on such real property (for purposes of this Section 4.2(b), collectively "Real Property") has all material permits necessary to conduct the activity conducted at such Real Property on the date hereof. Each of such Party, its Affiliates, its Contributed Subsidiaries and Contributed Partnerships has title as represented in current title insurance policies for all Real Property owned by it, which policies do not contain any exceptions the effect of which would materially detract from the value of such Real Property to Cellco or the System to which it relates. Such Party or one of its Affiliates, Contributed Subsidiaries or Contributed Partnerships holds the rights in and to all easements or other rights reasonably necessary for access to all Real Property unless otherwise indicated in such title policies. There is no unrecorded defect in title which would materially adversely affect the use or value of any of the Real Property for the maintenance and operation of a cellular system or a communications facility related thereto. All leases, subleases and other arrangements relating to Real Property are in full force and effect. Neither such Party, its Affiliates nor any of its Contributed Subsidiaries or Contributed Partnerships has given or received notice to the effect that there exists (i) any default or event of default by such Party or any of its Affiliates, Contributed Subsidiaries or Contributed Partnerships under any of such instruments, or (ii) any event or condition which with notice or lapse of time or both would constitute an event of default thereunder by such Party or any of its Affiliates, Contributed Subsidiaries or Contributed Partnership.

          (c) Good and marketable title to all tangible personal property used in connection with the Systems included in such Party's Cellular Contribution is being transferred to Cellco, or such tangible personal property is used or held subject to leases, conditional sale contracts, franchises or licenses which are in good standing and are valid and in full force and effect and there are no facts which would interfere with Cellco's ability to use such tangible personal property in connection with such Party's Cellular Contribution. During the past three years there has not been any significant interruption of the operations of any System in which such Party is contributing an interest due to breakdown or inadequate maintenance of its tangible personal property.

          (d) All trade names, registered and unregistered trademarks and service marks and all patents and copyrights ("Intangible Property") will be transferred or licensed to Cellco and will be usable by Cellco in the conduct of its business on the same terms as such Intangible Property is currently being used by such Party and its Affiliates in the conduct of its Cellular Business. Neither such Party nor any of its Affiliates, Contributed Subsidiaries or Contributed Partnerships has, during the period commencing three years prior to the Cellular Closing Date, been charged with any infringement with respect to any of the Intangible Property or been notified or advised of any claim of any other person relating to any of the Intangible Property or any confidential information of any of such Party, its Affiliates, its Contributed Subsidiaries or its Contributed Partnerships relating to its Cellular Business, and there are not any facts that are likely to give rise to any charge or claim that would adversely affect the right of Cellco to use any Intangible Property. Such Party's Cellular Business is the licensee or the sole and exclusive owner of such Intangible Property of all patents and registered trade names, trademarks and service marks included in Intangible Property and does not use any Intangible Property by consent of any other person (other than licensors pursuant to valid written license agreements).

          4.3 Consents; No Violation. Neither the execution and delivery of this Agreement by such Party nor the consummation of the Transactions will (a) conflict with, or result in any breach or violation of, any provision of the certificate of incorporation or bylaws of such Party or any of its Contributed Subsidiaries or of any partnership agreement of any of its Contributed Partnerships; (b) except as set forth on Schedule 3.4 and assuming the expiration of all applicable waiting periods under the HSR Act, constitute, with or without notice or the passage of time or both, a breach, violation or default, create a Lien, or give rise to any right of termination, modification, cancellation, prepayment or acceleration, under any order, writ, injunction, decree, law, statute, rule or regulation, governmental permit or license, or any mortgage, indenture, lease, agreement or other instrument of such Party or of any of its Contributed Subsidiaries or Contributed Partnerships or to which such Party, any of its Contributed Subsidiaries or any of its Contributed Partnerships or any of their respective properties is subject; (c) require any consent, approval, or authorization of, waiver by, notification to, or filing with, any Governmental Entity on the part of such Party, any of its Contributed Subsidiaries, or any of its Contributed Partnerships other than (i) the filing of certificates and other documents with respect to the Transactions in accordance with the partnership laws of the states in which the such Contributed Partnerships are organized; (ii) Regulatory Approvals; (iii) MFJ Approvals; and (iv) filings with respect to the Transactions under the HSR Act. The representation and warranty set forth in this Section 4.3 will not be violated by the existence of any inhibition to the contribution of an interest in Systems which failure to contribute is resolved pursuant to Section 2.11.

          4.4  Financial Information; Undisclosed Liabilities.
(a) Such Party's Cellular Business does not have any liabilities or obligations of any nature (due or to become due, absolute, accrued, contingent or otherwise), except for Permitted
Liabilities.

          (b)  There is no roaming subsidy of such Party's
Cellular Business that has not been expensed prior to the Cellular Closing Date.

          4.5 Authority. Such Party has the requisite power and authority to execute and deliver this Agreement and to consummate the Transactions, and such execution, delivery and consummation have been duly authorized by all necessary corporate action.
This Agreement has been duly executed and delivered by such Party and constitutes the valid and binding obligation thereof, enforceable against such Party in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, reorganization, insolvency and similar federal and state laws generally affecting the rights and remedies of creditors and general principles of equity, whether considered in a proceeding at law or in equity.

          4.6 Absence of Certain Changes. Since March 31, 1994, except as expressly contemplated by this Agreement or the Transactions, and except for changes resulting from general cellular industry conditions or as a result of a regulatory development affecting the cellular industry generally, (a) such Party's Cellular Business, Contributed Subsidiaries and Contributed Partnerships and the Systems in which such entities have an interest have conducted business only in the ordinary and usual course and consistent with past practices, strategies and programs; and (b) none of such Cellular Business, Contributed Subsidiaries, Partnerships or Systems have undergone or suffered any change in their business, financial condition, assets, liabilities or results of operations ("Business Condition") which has been, individually or in the aggregate, materially adverse to any of such Cellular Business, Contributed Subsidiaries, Contributed Partnerships and Systems, or the ability of such Party to consummate the Transactions or the ability of each of such Cellular Business, Contributed Subsidiaries, Contributed Partnerships and Systems to conduct its respective business as it is currently being conducted.

          4.7 Compliance with Laws. Neither such Party nor any of its Affiliates is in violation of any decree, order, judgment, statute, rule or regulation so as to materially adversely affect, individually or in the aggregate, the Business Condition of any of such Party's Cellular Business or the ability of such Party to consummate the Transactions or the ability to conduct such Party's Cellular Business as it is currently being conducted.

          4.8 Legal Proceedings. There is no litigation, proceeding or governmental investigation pending or, to the best of such Party's knowledge, threatened, against such Party, any of its Contributed Subsidiaries or Contributed Partnerships or any of their respective properties or businesses or any of their respective assets which, if decided adversely, would have a material adverse effect on the Business Condition of any of such Party's Cellular Business, Contributed Subsidiaries or Contributed Partnerships or any of the Systems in which such Party is contributing an interest or on the ability of any of such Cellular Business, Contributed Subsidiaries, Contributed Partnerships and Systems to conduct their businesses in the same manner in all material respects in which they are operated prior to the Cellular Closing or on the ability of such Party to consummate the Transactions.

          4.9 Licenses. Except as set forth on Schedule 3.7, such Party's Cellular Business has Licenses which are necessary for it to conduct its respective wireless operations in the manner in which they are presently being conducted, other than any Licenses, the failure of which to hold would not, singly or in the aggregate, have an adverse effect on the Business Condition of such Party's Cellular Business. Except as set forth on Schedule 3.7, all of the FCC and state Licenses held by such Party's Cellular Business are valid and in full force and effect. Except as set forth on Schedule 3.7, no event has occurred with respect to the Licenses which is likely to result in, or after notice or lapse of time or both would be likely to result in, revocation, termination or non-renewal thereof or would result in any other material impairment of the rights of the holder of any of the Licenses, which would result in a material adverse effect on the Business Condition of such Party's Cellular Business. Except as set forth on Schedule 3.7, there are no facts which would prevent the Licenses from being renewed in accordance with FCC rules and regulations or constructed and put into commercial service within the applicable time period. As used in this
Section 4.9, the term Licenses does not include waivers of the MFJ. Following the Cellular Closing, Cellco will have the right and ability to conduct the business of such Party's Cellular Business in the same manner in all material respects in which it is operated prior to the Cellular Closing. The provisions of this Section are qualified in their entirety by the understanding of the Parties that the Saleable Systems and the Springwich Interests will not be included in the Cellular Contributions of the Parties and that the Licenses in respect thereof would not be assignable to Cellco because of the overlaps that exist between the Saleable Systems and the Springwich Interests, on the one hand, and other properties of the Partners to be included in the Cellular Contributions on the other.

          4.10 Finders; Investment Bankers. None of such Party or any of its Affiliates, or any of their respective officers or directors, has employed any broker, finder or investment banker or incurred any liability for any brokerage fees, commissions or finder's fees in connection with the Transactions which would be a liability of any of PCSCO, Cellco, the Contributed Subsidiaries or the Contributed Partnerships.

          4.11  INTENTIONALLY OMITTED.

          4.12 Material Contracts. All contracts to which any of such Party's Contributed Subsidiaries or any of its Contributed Partnerships is a party or which constitute Cellular Assets which are material to any of such Contributed Subsidiaries or Contributed Partnerships or the Cellular Business or any of the Systems in which an interest is being contributed by such Party, including all agency agreements, roaming agreements, agreements with other cellular carriers with respect to national accounts and price and billing agreements to which any of such entities are a party are valid and binding in accordance with their terms. Neither such Party nor any of its Affiliates, Contributed Subsidiaries or Contributed Partnerships has given or received notice that there exists (i) any default or event of default by any of such entities under any of such contracts or
(ii) any event or condition which with notice or lapse of time or both would constitute an event of default under any of such contracts, and, none of such contracts will be materially adversely affected by the execution and delivery of this Agreement or the consummation of the Transactions.

          4.13 Employee Benefit Plans. (a) Each material "employee pension benefit plan," as that term is defined in
Section 3(2) of ERISA and each material "employee welfare benefit plan," as that term is defined in Section 3(1) of ERISA is hereinafter referred to as an "ERISA Plan" and collectively as "ERISA Plans", and all other material retirement, pension, profit-sharing, money purchase, deferred compensation, incentive compensation, bonus, stock option, stock purchase, severance pay, unemployment benefit, vacation pay, savings, medical, dental, post-retirement medical, accident, disability, weekly income, salary continuation, health, life or other insurance, fringe benefit, or other material employee benefit plans, programs, agreements, or arrangements, whether or not subject to ERISA, whether oral or written, under which any Employee (as defined in Section 4.17) has any present or future right to benefits or under which any of the Contributed Subsidiaries or any of the Partnerships has any present or future liability together with the ERISA Plans, are referred to hereinafter as the "Plans". Material employment, severance, termination or similar-type agreements covering any Employee are referred to as the "Employment Agreements" and also as "Plans".

          (b) The execution and delivery of this Agreement by each Party and the performance of this Agreement by such Party and its Affiliates, including the Transactions, will not, by itself, result now or at any time in the future in the payment by PCSCO or Cellco to any Employee of any severance, termination or similar type payments or benefits (other than benefits under Code
Section 4980B).

          (c) Each Plan may be terminated without material liability to PCSCO or Cellco (other than those liabilities (i) for which specific assets have been set aside in a trust or other funding vehicle or (ii) disclosed on the Financial Statements to the extent required by Section 4.4 hereof).

          (d) (i) No Party or any of its Affiliates, any of the ERISA Plans, any trust created thereunder, or any trustee or administrator thereof, or any other party, has engaged in any transaction as a result of which any of the Contributed Subsidiaries, any of the Partnerships or either Party could reasonably be expected to be subject to any liability pursuant to
Section 409 of ERISA or either to a civil penalty assessed pursuant to Section 502(i) of ERISA or to a tax imposed pursuant to Code Section 4975.

          (ii) Since the effective date of ERISA, no liability under Title IV of ERISA has been incurred or is reasonably expected to be incurred by any Contributed Subsidiary or any Partnership (other than liability for premiums due to the PBGC), either directly or by reason of its affiliation with any member of its controlled group (defined as any organization which is a member of a controlled group of organizations within the meaning of Code Section 414) ("Controlled Group"), unless, where permitted by law, such liability is reserved for or otherwise reflected on the Financial Statements or unless such liability has been satisfied in full.

          (iii) All contributions required to be made to the Plans prior to the Cellular Closing Date under the terms of any Plan, the Code, ERISA or other applicable law have been or will be timely made.

          (e) Except with respect to those ERISA Plans which are "multiemployer plans":

          (i) no member of such Party's Controlled Group has engaged in a transaction which could subject it to liability under ERISA Section 4069;

          (ii) as of the Cellular Closing Date, each member of such Party's Controlled Group has made or will have made all required premium payments when due to the PBGC;

          (iii) no member of such Party's Controlled Group has incurred an "accumulated funding deficiency" (as defined in ERISA
Section 302 and Code Section 412), whether or not waived;

          (iv) no event or condition exists (other than the transactions contemplated by this Agreement) which could reasonably be deemed a reportable event within the meaning of ERISA Section 4043 which could reasonably be expected to result in a liability to any member of such Party's Controlled Group and no condition exists which could reasonably be expected to subject any such member of such Party's Controlled Group to a fine under ERISA Section 4071;

          (v) each Plan has been established and administered in all material respects in accordance with its provisions, and with all applicable laws; and

          (vi) each Plan (to the extent such Plan or the assets and liabilities thereof will be transferred to PCSCO or Cellco) that is intended to be "qualified" within the meaning of Code
Section 401(a), and to the extent applicable, Code
Section 401(k), is so qualified, has been determined by the Internal Revenue Service to be so qualified, and nothing has occurred, whether by action or failure to act, that would adversely affect the qualified status of any such Plans.

          (f) With respect to any ERISA Plans which are multiemployer plans (as that term is defined in ERISA
Section 4001(a)(3)) to which any member of such Party's
Controlled Group has any liability or contributes (or has at any time contributed or had an obligation to contribute):

          (i) each member of such Party's Controlled Group has or will have, as of the Cellular Closing Date, made all required contributions to each such multiemployer plan,

          (ii) no member of such Party's Controlled Group has incurred a "complete withdrawal" or a "partial withdrawal," as such terms are respectively defined in ERISA Sections 4203 and 4205, nor would any member of such Party's Controlled Group be subject to any liability under Title IV of ERISA, if, as of the Cellular Closing Date, any of such Party's Controlled Group were to engage in such a complete or partial withdrawal from any such multiemployer plan;

          (iii) no such multiemployer plan is in reorganization or insolvent (as those terms are defined in ERISA Sections 4241 and 4245, respectively); and

          (iv) no member of such Party's Controlled Group has engaged in a transaction which could subject it to liability under ERISA Section 4212(c).

          4.14 Taxes. Each of the Parties and the Partners (and their respective Affiliates) has duly filed, or has obtained a filing extension from the appropriate federal, state, local and foreign governments or governmental agencies with respect to, all returns and reports required to be filed by such person on or prior to the Cellular Closing Date ("Tax Returns") for all Taxes which if unpaid might result in a lien (or similar encumbrance) upon any of the Contributions or upon Cellco. For purposes of this Agreement, the term "Tax" or "Taxes" shall mean federal, state, local or foreign income, capital gains, profits, gross receipts, payroll, capital stock, franchise, employment, withholding, social security, unemployment, disability, real property, personal property, stamp, excise, occupation, sales, use, transfer, mining, value added, investment credit recapture, alternative or add-on minimum, severance, environmental, estimated or other taxes, duties or assessments of any kind, including any interest, penalty and additions imposed with respect to such amounts. Payment in full for the payment of all Taxes shown to be due on such Tax Returns, which if unpaid might result in a lien or similar encumbrance upon any of the Contributions or upon Cellco, has been made. All written assessments of Taxes due and payable by, on behalf of or with respect to any of the Parties and the Partners (or any of their respective Affiliates) or their respective Contributions, which if unpaid might result in a lien or similar encumbrance upon any of the Contributions or upon Cellco, have been paid by such Party, or are being contested in good faith by appropriate proceedings, in which case all amounts owing after such contest shall be promptly paid by such person. There are no tax liens on any Contributions of any Partner that arose in connection with any failure (or alleged failure) to pay any Tax, except for liens for current taxes not yet due and payable. All amounts required to be withheld by each of the Parties or the Partners (or any of their respective Affiliates) from their respective employees for income taxes, social security and other payroll taxes have been collected and withheld, and have either been paid to the respective governmental agencies, set aside in accounts for such purpose, or accrued, reserved against and entered upon the books and records of the employer by such person. Each Party shall cause all tax sharing agreements between Contributed Subsidiaries and the Partners or their Affiliates to terminate upon the Cellular Closing Date and no further payments shall be made under or in respect of such agreements; provided, however, that if the tax sharing agreement between a Party (or any Affiliate) and a Contributed Subsidiary did not provide for payments made on a quarterly basis with respect to estimated income taxes (or if there is no such agreement), then such Contributed Subsidiary shall make a payment to or receive payment from its related Party equal to the amount with respect to the taxable period ending on the Cellular Closing Date which would have been paid by or to such Contributed Subsidiary had there been a tax sharing agreement that provided for such quarterly estimated payments.

          4.15 MFJ Activities. Neither Party has any activities which any of such Party's Contributed Subsidiaries or Contributed Partnerships, or any of the Systems in which an interest is being contributed by such Party, directly or indirectly engages or participates in, alone or with any individual or entity, whether as a principal, agent, reseller, representative, consultant or independent contractor, activities which are prohibited by the MFJ.

          4.16 Environmental Matters. Each of such Party's Cellular Business, Contributed Subsidiaries and Contributed Partnerships and each of the Systems operated by any of them is in material compliance with all applicable laws and regulations related to the environment, health and safety, all required permits from Governmental Entities have been obtained and are in effect, and no on-site storage, treatment or disposal of hazardous waste or material has been made (except in compliance with applicable laws and regulations) in connection with any of such Systems. There are no pending actions, proceedings, or notices of potential action and there are no facts that would reasonably be expected to lead to actions, proceedings, or notices of potential action from any governmental agency regarding the condition of any of such Systems under environmental, health or safety laws. Such Party's Cellular Business has lawfully disposed of the waste generated by the businesses associated with its Systems and no pending or threatened proceedings exist concerning disposal of waste generated by the businesses associated with any of such Systems. There are no underground storage tanks, PCBs, asbestos, radon gas, harmful nuclear radiation, or hazardous wastes present on the properties of such Party's Cellular Business.

          4.17 Employees. (a) Employees employed with respect to the Cellular Businesses shall be hereinafter referred to as the "Employees". For purposes of the preceding sentence, Employees shall include employees on worker's compensation, military leave, other approved leaves of absence, short-term and long-term disability, non-occupational disability and employees on layoff with recall rights. Except as set forth in Schedule 4.17, none of the Contributed Subsidiaries or Contributed Partnerships of such Party has any outstanding commitment or agreement to effect any general wage or salary increase which covers all of the Employees for, or to modify in any material respect the conditions or terms of employment of, any grade, class or group of its employees, consultants or agents. There are no controversies pending or, to the knowledge of such Party or any of the Contributed Subsidiaries or Contributed Partnerships of such Party, threatened, between any of the Contributed Subsidiaries or the Contributed Partnerships of such Party and any of the Employees which individually or in the aggregate may have a material adverse effect on such entity. Except as set forth on Schedule 4.17 hereto, none of the

Contributed Subsidiaries or the Contributed Partnerships of such Party is a party to any collective bargaining agreement or other labor union contract applicable to any of the Employees, nor does any such entity know of any activities or proceedings of any labor union to organize any of the Employees.

          (b) There exists no employment, consulting, severance or indemnification agreement between any of such Contributed
Subsidiaries or Contributed Partnerships and any current or past director, officer or Employee thereof.

          4.18 Insurance. The properties and the conduct of the respective businesses of such Party's Cellular Business are adequately insured (in the manner and to the extent customary for businesses engaged in the same or similar business) by financially sound and reputable insurers, all of which are unaffiliated with such Party or are self-insured by such Party.

          4.19 Acquired Entities. To the extent that either Party includes Acquired Entities as part of its Cellular Contribution, such Party agrees that the statements made by such Party in this Article IV with respect to such Party's Contributed Subsidiaries and Contributed Partnerships are made by such Party with respect to its Acquired Entities, as appropriate, subject to the following provisions:

               (i)  the statements shall be deemed made
          as of the Cellular Closing Date and shall not be deemed untrue as a result of events occurring before or states of fact existing on, the date such Party acquired such Acquired Entity; and

              (ii)  any schedules or other information
          relating to such Acquired Entity recited in this Agreement as having been delivered on or before the date of this Agreement shall be delivered by such Party on the earlier of (x) the 30th day following the acquisition of the Acquired Entity or (y) the Cellular Closing
          Date.

          4.20  INTENTIONALLY OMITTED.

          4.21 Assets. Other than Saleable Systems, the Springwich Interests and assets whose non-contribution is addressed pursuant to Section 2.11 hereof, such Party's Contributions include all rights and property necessary to the conduct of such Party's Cellular Business by Cellco in the manner in which it is presently conducted by such Party and no property excluded from such Party's Contribution under the last paragraph of Section 2.1(d) hereof constitutes property or rights material to such Party's Cellular Business.

          4.22 Restrictions. Neither such Party nor its Contributed Partnerships and Contributed Subsidiaries is a party to any indenture, agreement, contract, commitment, lease, plan, license, permit, authorization or other instrument, document or understanding, oral or written, or subject to any charter or other corporate restriction or any judgment, order, writ, injunction, decree or award (other than the MFJ and any partnership agreement of a non-wholly-owned partnership) which materially adversely affects or materially restricts or, so far as such Party can now reasonably foresee, may in the future materially adversely affect or materially restrict, the business, operations, assets, properties, prospects or condition (financial or otherwise) of such Party's Cellular Business after consummation of the transactions contemplated hereby.


                                 ARTICLE V
                      PRE-CELLULAR CLOSING COVENANTS


          5.1  Interim Operations.   During the period from the
date hereof to the Cellular Closing, except as specifically contemplated by this Agreement including, without limitation, Sections 2.8, 2.9, 2.10, 2.11, 2.13 and 2.15 or as may be
required to comply with applicable fiduciary obligations to holders of interests in Contributed Partnerships or obligations under partnership agreements or law or as otherwise approved in writing by the other Party hereto, which approval shall not be unreasonably withheld, each Party hereby covenants as follows:

          (a) Conduct of Business. Such Party will cause the business of its Managed Cellular Business to be conducted in all material respects only in the ordinary course and consistent with past practice and the parties' current business plans.

          (b) Capital Structure. Except as may be necessary for either Party to effect its Cellular Contribution, such Party will cause its Cellco Partnership Subsidiary, and its Managed Cellular Business not to (i) issue, pledge or sell any of their capital stock or partnership interests, as the case may be, (ii) enter into any contract, understanding or arrangement with respect to the issuance of capital stock, debt or partnership interests, as the case may be, (iii) enter into any arrangement or contract with respect to the purchase or voting of its capital stock or partnership interests, as the case may be, or (iv) make any other changes in its capital structure; provided, however, that any such transactions which are solely among Affiliates may be entered into unless such transactions would have a material adverse effect on Cellco or the other Party or its Affiliates.

          (c) Relationships. Such Party will use reasonable efforts to preserve intact the business organization and clientele of its Managed Cellular Business, and to preserve the goodwill of those having business relationships with its Managed
Cellular Business.

          (d) Assets. Such Party will cause its Affiliates and itself not to encumber, sell, lease or otherwise dispose of any interest which they own in such Party's Managed Cellular Business other than in the ordinary course of business.

          (e) Reports. Such Party will furnish to the other Party the following reports: (i) as soon as available and in any event within ninety (90) days after the last day of each fiscal year the following financial statements (audited to the extent that such Party's prior practice has been to prepare audited financial statements of an entity) of such Party's Contributed Subsidiaries, Contributed Partnerships and that portion of such Party's Cellular Business as is not conducted through Contributed Subsidiaries and Contributed Partnerships: (a) balance sheets as of the end of the fiscal year then ended and related statements of income and cash flows for the fiscal years then ended, in the case of audited financial statements, with reports thereon of certified public accountants and (ii) as soon as available but in no event later than sixty (60) days after the end of each quarterly period of each fiscal year of each of the above-referenced entities, interim statements of income and cash flows for the interim period then ended and the interim balance sheets as of the last day of such interim period. Notwithstanding the foregoing, a Party need only deliver unaudited and interim financial statements of Contributed Subsidiaries in which such Party owns a minority interest as and when such financial statements are made available to Party. All the financial statements delivered pursuant to this Section 5.1(e) shall be in accordance with the books and records of the above-referenced entities, present fairly the financial position, results of operations and cash flows of such entities as of the dates and for the periods indicated, subject in the case of the interim financial statements to normal year-end adjustments. The financial statements shall be prepared in conformity with generally accepted accounting principles applied on a consistent basis throughout the periods specified, except for the lack of explanatory footnote disclosures required by generally accepted accounting principles.

          (f) Employee Plans, Compensation, etc. Except for normal changes (or, with respect to (iii) below, grants) in the ordinary course of business that are consistent with past practice and that, in the aggregate, do not result in a material increase in benefits or compensation expense to such Party's Cellular Contributions relative to the level in effect prior to such changes and except as required by law or agreement existing on the date hereof, such Party will not, and will cause its Managed Cellular Business not to (without the consent of the other party hereto) take any of the following actions with respect to employees who are to become Cellco Employees (as defined below) if such arrangement would continue after the Cellular Closing and would become an obligation of Cellco:

            (i) adopt, enter into, amend or terminate any bonus, profit sharing, compensation, severance, termination, pension, retirement, deferred compensation, employment or other employee benefit plan, agreement, trust, fund or other arrangement for the benefit or welfare of any individual, to the extent that any such action would affect those employees who are to become Cellco Employees;

           (ii) increase in any manner the compensation or fringe benefits of those employees who are to become Cellco Employees or pay any benefit to those employees who are to become Cellco Employees other than pursuant to an existing plan or arrangement; or

          (iii) grant any awards to those employees who are to become Cellco Employees under any bonus, incentive, performance or other compensation plan or arrangement (including, without limitation, the granting of stock options, stock appreciation rights, stock-based or stock-related awards, performance units or restricted stock, or the removal of existing restrictions in any benefit plans or agreements or awards made thereunder).

          Except as required by law, such Party will not, and will cause the members of its Controlled Group not to, take any action to segregate assets for, or in any other way secure, the payment of compensation or benefits to those employees who are to become Cellco Employees under any employee plan, agreement, contract or arrangement or adopt, enter into or amend any contract, agreement, commitment or arrangement to do any of the acts described in this
     Section 5.1(f).

          (g) Such Party agrees to use reasonable efforts (except that such efforts need not include monetary expense) to keep available the services of those employees who are to become Cellco Employees in order that such employees' services shall become available at the Cellular Closing to Cellco. During the one-year period following the Cellular Closing, neither such Party nor any of its Affiliates shall solicit for hire or hire any of the Cellco Employees without the prior written consent of the other Party and Cellco, which consent shall not be unreasonably withheld.

          5.2  MFJ Activities.   (a)  Within sixty (60) days
after the date hereof, NYNEX and Bell Atlantic shall agree on the changes that are required to be made or the waivers that must be obtained in order to cause the businesses and operations of Cellco at the Cellular Closing Date to be in compliance with the rules and regulations of the MFJ (the "MFJ Transactions"). Such Agreement shall not be deemed a waiver by either Party of any non-compliance with Section 4.15 hereof which is not addressed by, or would not be cured by, completion by the other Party of its MFJ Transactions. Each of the Parties shall promptly take all actions requested by the other Party in such other Party's good faith judgment in order to implement such changes. The direct labor costs and reasonable out-of-pocket expenses incurred in connection with any MFJ Transactions shall be borne by the Party effecting such MFJ Transactions, except for Me Too Waivers which are provided for below.

          (b) NYNEX and Bell Atlantic agree that each shall be obliged to request a waiver for the benefit of Cellco or such Party, as appropriate, if the waiver (a "Me Too Waiver") is: (i) to permit Cellco or such Party, as appropriate, to offer the same services as those set forth in any waiver request which such Party or an Affiliate has pending or which such Party, any of its Affiliates, or any Bell Operating Company ("BOC") within the meaning of the MFJ has obtained for its cellular or paging businesses, including businesses incidental thereto; (ii) based on relevant facts which are comparable to those set forth in any such waiver which such Party, an Affiliate thereof or a BOC has pending or has obtained, as the case may be; and (iii) with respect to Cellco, within the scope of the Cellco Business (as defined in the Cellco Partnership Agreement). Except for a Me Too Waiver, neither Party shall be obligated to request any waiver for the benefit of Cellco or such Party, as appropriate, if such Party believes in good faith that the business practice or transaction is in compliance with the MFJ or that requesting such a waiver would prejudice the consideration of MFJ waivers which such Party or any of its Affiliates is seeking or then intends to seek at a future date. If either Party declines to request a waiver on its good faith belief that its interests would be prejudiced, Cellco or the other Party shall have the right to seek such an MFJ waiver on its own behalf; provided, however, that Cellco or such other Party shall not, if waiver requests of the kind contemplated to be filed are customarily filed by the other Party or any of its Affiliates with the Department of Justice prior to their submission to the Decree Court, file any motion for a waiver of the MFJ with the Decree Court until the Department of Justice has indicated that the Department of Justice will not oppose the waiver. If any such request for a waiver filed by Cellco with the Decree Court is not opposed on the merits by the Department of Justice but is rejected by the Decree Court on the grounds that Cellco is an inappropriate party to have requested such waiver, then each of the Parties agrees that it or one of its Affiliates will file such waiver request with the Decree Court for the benefit of Cellco. If any such request is rejected by the Department of Justice on the grounds that Cellco is an inappropriate party to have requested such waiver, and, as a result, is not filed with the Decree Court, then each of the Parties agrees that it or one of its Affiliates will submit such request to the Department of Justice for the benefit of the Partnership and, if the Department of Justice indicates it will not oppose such request, then file the waiver request with the Decree Court. In the event Cellco does seek a waiver of the MFJ on its own behalf, each of the Parties shall have the right to express its own view on the requested waiver to the Department of Justice and to the Decree Court. Neither Party nor any of its Affiliates shall oppose any waiver request by Cellco or the other Party that is the same as, or that is based on facts which are comparable to those set forth in, any waiver that either Party has pending or which either Party or a BOC has obtained. The direct labor costs and reasonable out-of-pocket expenses incurred in connection with any Me Too Waivers shall be borne by Cellco.

          NYNEX and Bell Atlantic shall cooperate with each other in the preparation, filing and prosecution of requests for such waiver and each Party shall bear its own expenses in connection therewith. An initial listing of the waiver requests to be made by the Parties will be delivered by the Parties within 30 days of the execution of this Agreement.

          5.3 Expenses. Other than as provided in Sections 2.8, 2.10, 2.14(d) and 5.2, each Party shall bear its own legal, accounting and other costs, charges and expenses in connection with the negotiation and preparation of this Agreement, the Partnership Agreements and any related instruments or agreements and the performance of its obligations hereunder. Each Party and its Affiliates shall bear all costs and expenses, including, without limitation, any sales taxes, transfer taxes, recording fees and attorneys' or accountants' fees incurred in transferring, or causing its Affiliates to transfer, its Cellular Contribution to Cellco and its PCS Contribution to PCSCO, and any expenses, fees and costs necessary for any Regulatory Approvals shall be paid by the Party seeking such Regulatory Approval.

          5.4  Business Relationships with Affiliates.   No later
than thirty (30) days prior to the Cellular Closing Date, NYNEX and Bell Atlantic shall provide each other with written schedules describing all contracts and other business dealings (including the material terms thereof) between each of them and their Affiliates, on the one hand, and the businesses of each of their respective Cellular Contributions on the other. At any time prior to the Cellular Closing Date, each Party shall have the option, upon written notice to the other, to cancel any contract or other business dealing described on the other Party's schedule, which contract is cancelable without penalty or the parties to which contract are wholly-owned by such Party, such cancellation to became effective no later than six months after the Cellular Closing Date.

          5.5  Creation of Employee Body and Benefits Plans.

          (a) Within one hundred eighty (180) days after the execution of this Agreement, the MOC, shall develop and propose a compensation program, and benefit plans and personnel policies, including a form of retirement plan, to be offered by Cellco to its employees (the "Cellco Employees"). To assist in the creation of such compensation program, benefits plans and personnel policies, NYNEX and Bell Atlantic shall provide the MOC with comprehensive written summaries of the compensation and benefits provided by each of them to their respective employees employed in connection with their respective Cellular Contributions. For those employees seeking employment with Cellco, NYNEX and Bell Atlantic shall supply the name, title, date of most recent commencement of service and with the consent of the employee, aggregate compensation (including salary or wages, commissions and bonuses) paid during the 1992, 1993 and 1994 calendar years, accrued holiday, vacation, sick leave, long-service entitlement (if any) and permitted time off due as compensation for additional time worked and performance evaluation for the 1992, 1993 and 1994 calendar years for each such employee.

          (b) In order that Cellco may become the employer of those employees employed by NYNEX, Bell Atlantic or any of their respective Affiliates in connection with their respective Cellular Contributions in sales, marketing, engineering, customer service, administrative, maintenance, accounting, installation and operations needed for the operation of the Systems as contemplated herein, the MOC shall, prior to the Cellular Closing, use its reasonable efforts to agree on those employees of both Parties who shall become employees of Cellco. Employee costs incurred after the Cellular Closing, including, without limitation, severance costs, shall be borne by Cellco unless the Parties agree otherwise.

          (c) All proposals and determinations by the MOC with respect to labor and employee policies shall be rendered as advice to Cellco. Cellco shall itself make all determinations with respect to its labor and employment policies.

          5.6 NYSMSA. The Parties will use their reasonable efforts to arrive at a mutually satisfactory agreement for including NYNEX's current interest in NYSMSA (as listed in Schedule 3.2) in the NYNEX Contributions or otherwise providing the Parties with substantially equivalent benefits as would result from the inclusion of such interest in Cellco. If the

Parties are unable to agree on such a method by December 31, 1995, the provisions of Section 9.1(f) will become operative.

          5.7 Non-Managed Systems. Each Party will use its reasonable efforts, including voting its equity interest, to cause Systems other than Managed Systems to perform the covenants set forth in this Article V.


                        ARTICLE VI
                  ADDITIONAL COVENANTS


          6.1  Further Assurances; Cooperation.   Each of the
Parties hereto shall perform its obligations under this Agreement and shall take or cause to be taken and do or cause to be done all reasonable things necessary, proper or advisable under applicable law to obtain all necessary Regulatory Approvals and waivers and all other necessary consents and satisfy all conditions to the obligations of the Parties under this Agreement and to cause the Transactions to be carried out promptly in accordance with the terms hereof and shall cooperate fully with one another and their respective officers, directors, employees, agents, counsel, accountants and other representatives in connection with any steps required to be taken as a part of their respective obligations under this Agreement, provided that neither Party shall be required to agree to the imposition of material conditions or limitations that are materially adverse to such Party (including, without limitation, material limitations on a party's right to hold or manage its interests in Cellco). Subject to the foregoing, upon the execution of this Agreement and thereafter, each Party shall do such things as may be reasonably requested by the other Party in order more effectively to consummate the Transactions (including, but not limited to, promptly delivering to the other information necessary to prepare and pursue all necessary regulatory filings, approvals and waivers), in each case including, without limitation:

          (a) Subject to the terms and conditions herein provided, NYNEX and Bell Atlantic shall promptly make such filings and submissions and shall take, or cause to be taken, all reasonable actions and do, or cause to be done, all reasonable things necessary, proper or advisable under applicable laws and regulations to (i) obtain the consents, approvals, authorizations and waivers described in Schedule 3.4, (ii) comply with the provisions of the MFJ, and (iii) obtain any other required approval of any Governmental Entity with jurisdiction over the Transactions and obtain any other necessary consents, and, in the event any change in the Transactions is required in order to accomplish the foregoing, except as provided elsewhere in this Agreement, take all reasonable steps necessary to accommodate such change to the extent it would not materially adversely affect the Parties' rights or obligations hereunder; provided that in any such event, Bell Atlantic and NYNEX shall negotiate in good faith to appropriately compensate the other to the extent adversely affected by such change. Each of the Parties hereto agrees to cooperate in the preparation of, and to provide all information required for the prompt filing of, all applications, approvals and waivers required for the approval and consummation of the Transactions.

          (b)  In the event any claim, action, suit,
investigation or other proceeding by any Governmental Entity or other person is commenced which questions the validity or legality of the Transactions or seeks damages in connection therewith (collectively, "Adverse Proceedings"), and, if an injunction or other order is issued in any such Adverse Proceeding, to use reasonable efforts to have such injunction or other order dissolved, and to cooperate reasonably regarding the removal of any other impediment to the consummation of the Transactions.

          (c) Bell Atlantic shall give prompt written notice to NYNEX and NYNEX shall give prompt written notice to Bell Atlantic, to the extent known by the chief executive officer or the chief financial officer of the Cellular Business of the Party giving notice, of (i) the occurrence, or failure to occur, of any event which occurrence or failure would be likely to cause any representation or warranty of the notifying party contained in this Agreement to be untrue or inaccurate in any material respect individually or in the aggregate with other such events at any time from the date hereof to the Cellular Closing or which will or may result in the failure to satisfy any of the conditions specified in Article VII hereof, or (ii) any failure of the notifying party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder.

          6.2  Access to Properties and Records.   Each Party
shall afford to the other Party and the other Party's accountants, counsel and representatives full access during normal business hours throughout the period prior to the Cellular Closing Date to all of the properties, books, contracts, commitments and records (including but not limited to financial and accounting records and tax returns) of its Cellular Business and, during such period, shall make available promptly to the other Party all information concerning the business, properties and personnel of its Cellular Business as the other Party may reasonably request, provided that no investigation pursuant to this Section 6.2 shall affect any representations or warranties or the conditions to the obligations of the parties hereto to consummate the Transactions. In the case of Systems which are not Managed Systems, such Party will use its reasonable efforts to provide such information and access.

                      ARTICLE VII
                      CONDITIONS


          7.1  Conditions to the Obligations of NYNEX and Bell
Atlantic.   The obligations of NYNEX and Bell Atlantic to
consummate the Transactions at the Cellular Closing are subject to the satisfaction or waiver, at or before the Cellular Closing, of each of the following conditions:

          (a) The Department of Justice shall have approved and the Decree Court shall have granted the parties' requests for the waivers contemplated by Section 5.2 hereof and any other waivers they subsequently deem necessary for the operation of Cellco as contemplated in this Agreement and in the Cellco Partnership Agreement and no Governmental Entity or other person shall have enjoined the consummation of the Transactions, or appealed the Decree Court's order granting such requests, or the time to appeal shall have expired, or such order shall have become final.

          (b) All Regulatory Approvals, and the expiration of waiting periods under the HSR Act ("Governmental Approvals") other than those authorizations, orders, grants, consents, permissions and approvals the failure of which to receive would not, singly or in the aggregate, have a material adverse effect on the Business Condition of Cellco or of Bell Atlantic or of NYNEX, shall have been received and shall remain in effect, provided that none of such Governmental Approvals (i) impose material limitations on the ability of Cellco effectively to acquire or hold, or requiring Cellco or either of the Parties or such Party's respective Cellco Partner Subsidiary to dispose of or hold separate, any material portion in the aggregate of its Cellular Contributions, other than Saleable Systems treated in accordance with Section 2.11 hereof and the Springwich Interests, or (ii) impose material limitations on the ability or right either of Bell Atlantic or NYNEX or their respective Affiliates effectively to acquire or hold, or requiring either of Bell Atlantic or NYNEX or any of their respective Affiliates to dispose of or hold separate, any material interest in Cellco.

          (c) The initial budgets and business plans of Cellco as contemplated by Section 2.14(b) of this Agreement shall have been developed and agreed upon by the Parties and the MOC.

          7.2 Conditions to the Obligations of NYNEX. The obligations of NYNEX to consummate the Transactions at the Cellular Closing are subject to the satisfaction or waiver, at or before the Cellular Closing, of the following conditions:

          (a)  The representations and warranties of Bell
Atlantic set forth in Article III shall have been true and correct in all material respects when made and unless made as of a specified date shall be true and correct in all material respects as if made as of the Cellular Closing Date.

          (b) On terms reasonably satisfactory to NYNEX, Bell Atlantic has made the changes determined by NYNEX to be required to cause the businesses and operations of the Bell Atlantic Cellular Contribution to be in compliance with the MFJ as set forth in Section 4.15 hereof.

          (c) There shall not exist a state of facts which creates a right of NYNEX to terminate this Agreement pursuant to
Section 9.1(c), (d)(ii), (e) or (f).

     7.3 Conditions to the Obligations of Bell Atlantic. The obligations of Bell Atlantic to consummate the Transactions at the Cellular Closing are subject to the satisfaction or waiver, at or before the Cellular Closing, of each of the following conditions:

          (a) The representations and warranties of NYNEX set forth in Article III shall have been true and correct in all material respects when made and (unless made as of a specified date) shall be true and correct in all material respects as if made as of the Cellular Closing Date.

          (b) On terms reasonably satisfactory to Bell Atlantic, NYNEX has made the changes determined by Bell Atlantic to be required to cause the businesses and operations of the NYNEX Cellular Contribution to be in compliance with the MFJ as set forth in Section 4.15 hereof.

          (c) There shall not exist a state of facts which creates a right of Bell Atlantic to terminate this Agreement pursuant to Section 9.1(c), (d)(i), (e) or (f).


                     ARTICLE VIII
                   INDEMNIFICATION


          8.1  Indemnification by Bell Atlantic.   Except as
otherwise expressly provided in this Article VIII, Bell Atlantic shall defend, indemnify and hold harmless Cellco, PCSCO and each of Cellco's and PCSCO's officers, directors, employees, agents, successors and assigns (Cellco and such persons hereinafter, collectively the "Indemnified Persons"), and shall reimburse the Indemnified Persons for, from and against each and every demand, claim, loss, liability, judgment, damage, cost and expense (including, without limitation, interest, penalties, costs of preparation and investigation, and the reasonable fees, disbursements and expenses of attorneys, accountants and other professional advisors) (collectively, "Losses") imposed on or incurred by the Indemnified Persons, directly or indirectly (including without limitation diminution in value of an equity interest), relating to, resulting from or arising out of
(a) subject to the limitations period set forth in Section 10.1, any inaccuracy in any respect in any representation or warranty of Bell Atlantic herein (other than the representations and warranties contained in Section 4.14) or in any certificate or other document delivered or to be delivered pursuant hereto, whether or not the Indemnified Person relied thereon, except to the extent that the Loss arises out of the failure to contribute a Saleable System or the Springwich Interests in accordance with
Section 2.10 or a non-Contributed System in accordance with
Section 2.11; or (b) any liability or obligation of any nature (known or unknown, absolute, accrued, contingent or otherwise) related to Bell Atlantic's Cellular Contributions and PCS Contributions and attributable to periods prior to the Cellular Closing and the PCS Closing, respectively (excluding Cellco Assumed Liabilities and contractual obligations of Bell Atlantic's Cellular Contributions under all contracts entered into in the ordinary course of business but related to periods subsequent to the Cellular Closing Date), including without limitation (i) claims such as business torts, breach of contract claims, product liability claims and personal injury or fraud; provided, however, that Bell Atlantic shall have no liability under this Section 8.1 (other than liability for Bell Atlantic's breach of any representation and warranty herein as to title to Bell Atlantic's Cellular Contributions and PCSCO Contributions) unless and until the aggregate of all Losses recoverable by the Indemnified Persons exceeds $15,000,000 ("Bell Atlantic's Minimum Amount"), in which event Bell Atlantic shall be liable for all such Losses in excess of Bell Atlantic's Minimum Amount.

          8.2  Indemnification by NYNEX.   Except as otherwise
expressly provided in this Article VIII, NYNEX shall defend, indemnify and hold harmless the Indemnified Persons, and shall reimburse the Indemnified Persons for, from and against all Losses imposed on or incurred by the Indemnified Persons, directly or indirectly (including without limitation diminution in value of an equity interest), relating to, resulting from or arising out of (a) Subject to the limitations period set forth in
Section 10.1, any inaccuracy in any respect in any representation or warranty of NYNEX herein (other than the representations and warranties contained in Section 4.14) or in any certificate or other document delivered or to be delivered pursuant hereto, whether or not the Indemnified Persons relied thereon; or (b) any liability or obligation of any nature (known or unknown, absolute, accrued, contingent or otherwise) related to NYNEX's Cellular Contributions and PCS Contributions and attributable to periods prior to the Cellular Closing and the PCS Closing, respectively (excluding Cellco Assumed Liabilities and contractual obligations of NYNEX's Cellular Contributions under all contracts entered into in the ordinary course of business but related to periods subsequent to the Cellular Closing Date), including without limitation (i) claims such as business torts, breach of contract claims, product liability claims and personal injury or fraud; provided, however, that NYNEX shall have no liability under this Section 8.2 (other than liability for NYNEX's breach of any representation and warranty herein as to title to NYNEX's Cellular Contributions or PCS Contributions) unless and until the aggregate of all Losses recoverable by the Indemnified Persons exceeds $10,000,000 ("NYNEX's Minimum Amount"), in which event NYNEX shall be liable for all such Losses in excess of NYNEX's Minimum Amount.

          8.3  Notice and Defense of Third Party Claims.   If any
action, claim or proceeding shall be brought or asserted under this Article VIII against any Indemnified Person in respect of which from an indemnifying person or any successor thereto (the "Indemnifying Person") is liable under this Article VIII, the Indemnified Person shall give prompt written notice of such action or claim to the Indemnifying Person who shall assume the defense thereof, and the payment of all expenses; except that any delay or failure to so notify the Indemnifying Person shall relieve the Indemnifying Person of its obligations hereunder only to the extent, if at all, that it is prejudiced by reason of such delay or failure. The Indemnified Person shall have the right to employ one separate counsel per jurisdiction in any of the foregoing actions, claims or proceedings and to participate in, but not control, the defense thereof, but the fees and expenses of such counsel shall be at the expense of the Indemnified Person unless both the Indemnified Person and the Indemnifying Person are named as parties and the Indemnified Person shall in good faith determine that representation by the same counsel is inappropriate. In the event that the Indemnifying Person, within ten (10) days after notice of any such action or claim, fails to assume the defense thereof, the Indemnified Person shall have the right to undertake the defense, compromise or settlement of such action, claim or proceeding for the account of the Indemnifying Person, subject to the right of the Indemnifying Person, if the Indemnifying Party has acknowledged its liability or has been determined to be liable hereunder, to assume the defense of such action, claim or proceeding with counsel reasonably satisfactory to the Indemnified Person at any time prior to the settlement, compromise or final determination thereof. Anything in this
Article VIII to the contrary notwithstanding, the Indemnifying Person shall not, without the Indemnified Person's prior written consent, settle or compromise any action or claim or consent to the entry of any judgment with respect to any action, claim or proceeding for anything other than money damages paid by the Indemnifying Person. If the Indemnifying Party has acknowledged its liability or has been determined to be liable hereunder, the Indemnifying Person may, without the Indemnified Person's prior written consent, settle or compromise any such action, claim or proceeding or consent to entry of any judgment with respect to any such action or claim that requires solely the payment of money damages by the Indemnifying Person and that includes as an unconditional term thereof the release by the claimant or the plaintiff of the Indemnified Person from all liability in respect of such action, claim or proceeding. As a condition to asserting any rights under this Article VIII, each of Indemnified Persons must appoint NYNEX as its sole agent for all matters relating to any claim for indemnity from NYNEX and Bell Atlantic as its sole agent for all matters relating to any claim for indemnity from Bell Atlantic.

          8.4 Tax Indemnification (a) Each of the Parties and the Partners shall be individually responsible for, will pay or cause to be paid, and will individually indemnify and hold harmless Cellco, PCSCO and/or the other Party and the other Partners from and against any and all Taxes arising from each of the following:

            (i) any and all Taxes with respect to any taxable period of any Contributed Subsidiary or Contributed
     Partnership (or any predecessor) ending on or before the Cellular Closing Date;

           (ii) any and all Taxes with respect to any taxable period ending on or before the Cellular Closing Date resulting from any Contributed Subsidiary having been (or ceasing to be) included in any consolidated, combined or unitary Tax Return that included such Contributed Subsidiary (or any predecessor) for any such period (including any liability for taxes resulting from a "deferred intercompany transaction," within the meaning of Treasury Regulation
     Section 1.1502-13(a)(2) (or any analogous or similar provision under state, local or foreign law or regulation);

          (iii) any and all Taxes arising from any member of a consolidated, combined or unitary group of which the Contributed Subsidiary (or any predecessor) is or was a member on or prior to the Cellular Closing Date for which the Controlled Subsidiary is liable pursuant to Treasury Regulation Section 1.1502-6(a) or any analogous or similar provision under state, local or foreign law or regulation;

           (iv) any breach by such Party of any representation or warranty of matters in Section 4.14.

          (b) There shall be no limitations period with respect to any indemnity in this Section 8.4.

                       ARTICLE IX
                       TERMINATION


          9.1  Termination.   This Agreement may be terminated
and the Transactions may be abandoned at any time prior to the Cellular Closing without liability on the part of either Party, other than as provided in Section 9.1(d):

          (a) By the mutual written consent of each of the Parties;

          (b) By either NYNEX or Bell Atlantic if the Cellular Closing has not occurred prior to December 31, 1995, provided that the right to terminate this Agreement under this Section 9.1(b) shall not be available to a Party whose failure to fulfill any obligation under this Agreement has been the cause of, or results in, the failure of the Cellular Closing to have occurred within such period;

          (c) By either NYNEX or Bell Atlantic if the other Party is (i) unable to contribute interests in Systems (or in the case of Systems that are under contract but not owned, substantially equivalent POPs) at the Cellular Closing having a number of POPs equal to or greater than 90% of the POPs represented by all Systems (other than Saleable Systems and the Springwich Interests) listed under such Party's name on Schedule
3.2 or (ii) prohibited by an order or injunction (other than an order or injunction on a temporary or preliminary basis) of a court of competent jurisdiction from making such contribution (including orders of the FCC denying the renewal of licenses for operation) and all means of appeal and all appeals from such order or injunction have been finally exhausted;

          (d) By either of NYNEX or Bell Atlantic if on the Cellular Closing Date or at any time prior thereto, (i) the aggregate amount which NYNEX would reasonably be expected to be required to pay pursuant to Sections 8.2 and/or 8.4 would exceed $400,000,000 or (ii) the aggregate amount which Bell Atlantic would reasonably be expected to be required to pay pursuant to Sections 8.1 and/or 8.4 would exceed $600,000,000; provided, however, that if this Agreement is terminated pursuant to this
Section 9.1(d) by the Party whose liability exceeds the specified amount, such Party shall pay the other Party the sum of $20,000,000.

          (e) By either NYNEX or Bell Atlantic if at the Cellular Closing the other Party's Contribution includes interests in Systems held by Contributed Subsidiaries, which Systems represent more than 20% of the Owned POPs of such Party and its Affiliates set forth on Schedule 3.2.

          (f)  By either NYNEX or Bell Atlantic if, at December
31, 1995, the agreement described in Section 5.6 shall not have been reached.

          9.2  Effect of Termination.   If termination of this
Agreement pursuant to Section 9.1(b) results from the failure to satisfy the condition set forth in either Section 7.2(a) or 7.3(a), the Party whose representations and warranties were untrue shall not be relieved of any liability. Each Party's right to terminate this Agreement and its obligation to perform hereunder is limited to the specific circumstances described in
Section 9.1. In addition to the above, if this Agreement is terminated under any of the circumstances described in
Section 9.1 at any time after the PCS Closing Date, PCSCO shall distribute the PCS licenses in accordance with the PCS Partnership Agreement.


                          ARTICLE X
                        MISCELLANEOUS


          10.1  Survival of Representations, Warranties and
Agreements.   The representations and warranties and agreements
contained herein shall survive for two (2) years after the Cellular Closing Date; provided, however, that the representations and warranties set forth in Section 4.1, 4.2(a), 4.5, 4.9, 4.14 and 4.16 shall survive beyond such period.

          10.2  Waiver and Amendment.   This Agreement may be
amended or supplemented, and any provision of this Agreement may be waived by the Party which is entitled to the benefits hereof, at any time. No waiver, amendment or supplement shall be effective unless in writing and signed by the Party or Parties sought to be bound thereby. The Parties expressly agree and acknowledge that they shall not rely on any purported oral change, waiver, discharge, modification or termination and they hereby request that any court disregard (to the fullest extent permitted by law) any evidence sought to be introduced by either Party as to the terms of any such oral change, waiver, discharge, modification or termination.

          10.3  APPLICABLE LAW.   THIS AGREEMENT SHALL BE
GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE
STATE OF NEW YORK.

          10.4  Interpretation.   The descriptive headings
contained in this Agreement are for convenience and reference only and shall not affect in any way the meaning or interpretation of this Agreement.

          10.5  Notices.   Each Party shall promptly give written
notice to the other Party upon becoming aware of the occurrence or, to its knowledge, a pending or threatened occurrence, of any event which would cause or constitute a breach of any of its representations, warranties or covenants contained or referenced in this Agreement and will use its reasonable efforts to prevent or promptly remedy the same. All notices and other communications hereunder shall be sufficiently given for all purposes hereunder if in writing and delivered personally, sent by documented overnight delivery service or, to the extent receipt is confirmed, telecopy, telex or other electronic transmission service to the appropriate address or number as set forth below, addressed as follows:

          If to NYNEX:

          NYNEX Mobile Communications Company
          2000 Corporate Drive
          Orangeburg, New York  10962
          Attn.:  Alfred F. Boschulte, President
          Telecopy No.:  (914) 365-9046

          with a copy to:

          NYNEX Network Systems Company
          4 West Red Oak Lane
          White Plains, New York  10604
          Attn.:  Senior Vice President and General Counsel
          Telecopy No.:  (914) 644-7966


          If to Bell Atlantic:

          Bell Atlantic Corporation
          1717 Arch Street
          Philadelphia, Pennsylvania  19103
          Attn.:  Lawrence T. Babbio, Jr.
                  Executive Vice President and Chief Operating
                  Officer
          Telecopy No.:  (215) 557-7214

          with a copy to:

          Bell Atlantic Corporation
          1717 Arch Street
          Philadelphia, Pennsylvania  19103
          Attn.:  Stephen B. Heimann
          Telecopy No.:  (215) 561-9568

or to such other address as any party may have furnished to the other parties in writing in accordance with this Section 10.5.

          10.6  Counterparts.   This Agreement may be executed in
any number of counterparts, each of which shall be deemed to be an original but all of which together shall constitute one agreement.

          10.7  Severability.   Any term or provision of this
Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

          10.8  Parties in Interest; Assignment.   Except as
otherwise specifically set forth in this Agreement, this Agreement is binding upon and is solely for the benefit of the Parties and their respective successors, legal representatives and permitted assigns. Bell Atlantic and NYNEX shall have the right to assign any of their respective rights or delegate any of their respective obligations to a wholly-owned Affiliate thereof; provided, however, that the assigning party shall remain liable for the performance thereof by such Affiliate. Any purported assignment not permitted by this Section 10.8 shall be null, void and of no effect.

          10.9  Publicity.   So long as this Agreement is in
effect, each of NYNEX and Bell Atlantic agree to consult with the other in issuing any press release or otherwise making any public statement with respect to the Transactions or the other Party; and neither Bell Atlantic nor NYNEX will issue any press release or make any such public statement prior to such consultation and giving the other a reasonable opportunity to review and comment on any such proposed press release or public statement, except as may be required by law.

          10.10  No Third Party Beneficiaries.   Nothing
contained in this Agreement is intended to or shall confer upon any person other than the Parties, PCSCO, Cellco and any Indemnified Person any rights or remedies hereunder.

          10.11  Confidentiality.   The Parties acknowledge that
information supplied to one another in connection with the consummation of the transactions contemplated hereby is subject to the terms and provisions of the Confidentiality Agreement dated May 11, 1994 between the Parties.

          IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date first above written.


                    BELL ATLANTIC CORPORATION

                    By:  /s/ Lawrence T. Babbio, Jr.
                    _______________________________
                    Name: Lawrence T. Babbio, Jr.
                    _______________________________
                    Title: Executive Vice President
                           & Chief Operating Officer
                    _______________________________


                    NYNEX CORPORATION

                    By:  /s/ Frederic V. Salerno
                    ___________________________________
                    Name: Frederic V. Salerno
                    ___________________________________
                    Title: Vice Chairman,
                           Finance & Business Development
                    ___________________________________